UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Monster Worldwide, Inc.

(Name of Subject Company)

Monster Worldwide, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

611742107

(CUSIP Number of Class of Securities)

Michael C. Miller, Esq.

Executive Vice President, General Counsel & Secretary

Monster Worldwide, Inc.

133 Boston Post Road, Building 15

Weston, Massachusetts 02493

(978) 461-8000

With copies to:

Martin Nussbaum, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3596	Derek Winokur, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3860

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

(a)	Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Monster Worldwide, Inc., a Delaware corporation (the “Company,” “Monster,” “we” or “us”). The Company’s principal executive offices are located at 133 Boston Post Road, Building 15, Weston, Massachusetts 02493. The Company’s telephone number at such address is (978) 461-8000.

(b)	Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (each, a “Share”). As of the close of business on September 1, 2016, there were (i) 89,071,629 Shares issued and outstanding (including restricted Shares); (ii) up to 25,110,292 Shares issuable pursuant to the Company’s outstanding 3.50% Convertible Senior Notes due 2019 (the “Notes”), to the extent the Notes may be converted into Shares in accordance with their terms; (iii) up to 60,816 Shares issuable upon the exercise of outstanding options; and (iv) up to 7,748,466 Shares issuable upon the vesting of outstanding restricted stock units and performance Shares (assuming “target” performance for each applicable performance measure).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information—Name and Address.”

(b)	Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Merlin Global Acquisition, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Randstad North America Inc., a Delaware corporation (“Parent” or “Randstad”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2016 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the issued and outstanding Shares at a purchase price of $3.40 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 8, 2016 (as amended or modified from time to time, the “Merger Agreement”), among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer (the “Offer Closing”) and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than Shares owned by Parent or Purchaser, held by the Company in treasury or held by holders who properly demand appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes (the “Merger Consideration”).

The treatment of awards under the Company’s benefit plans, including options, is discussed below under “Item 3—Past Contacts, Transactions, Negotiations and Agreements.”

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the acquisition by Purchaser in the Offer of at least such percentage of the stock of the Company as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of the Company is one Share more than 50% of the number of Shares that are then issued and outstanding. Because the Merger will be effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

The Offer is initially scheduled to expire at midnight, New York City time, at the end of the day of October 3, 2016, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the Securities and Exchange Commission (the “SEC”) or applicable law (as so extended, if applicable, the “Expiration Time”).

The foregoing summary of the Offer and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement.

The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 3625 Cumberland Blvd., Suite 600, Atlanta, Georgia 30339 and the telephone number at such principal offices is (770) 937-7112.

For the reasons described in more detail below, the board of directors of the Company (the “Company Board” or the “Board”) unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. The foregoing descriptions of the Merger Agreement and the Offer do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand and (ii) either (x) the Company or any of the Company’s executive officers, directors or affiliates or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

In considering the recommendation of the Board, you should be aware that the Company’s directors and executive officers have interests in the Offer that are different from, or in addition to, those of its stockholders. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in making its recommendation.

Relationship with Parent, Purchaser and Certain of Their Affiliates

Merger Agreement

On August 8, 2016, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 11—“Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements” of the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been included to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The representations, warranties and covenants contained in the agreements were made only as of specified dates for the purposes of the Merger Agreement, were made solely for the benefit of the parties thereto and may be subject to qualifications and limitations agreed upon by the parties. In particular, the representations, warranties and covenants contained in the Merger Agreement and described in the Offer to Purchase were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts, and may have been qualified by confidential disclosures. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and to reports and documents filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in this Schedule 14D-9, the Offer to Purchase or the parties’ public disclosures. Investors are not third-party beneficiaries under the Merger Agreement, except that from and after the Effective Time, investors shall be third party beneficiaries of Purchaser’s obligation to pay the Merger Consideration in the Merger. Accordingly, investors and stockholders are strongly encouraged not to rely on such representations, warranties and covenants as characterizations of the actual state of facts or condition of the Company, Parent, Purchaser, any of their respective subsidiaries or affiliates, or any other party.

Confidentiality Agreement

On June 20, 2016, Randstad Holding nv, a company organized under the laws of the Netherlands and the ultimate parent company of Parent (“Randstad Holding”), and the Company entered into a reciprocal confidentiality agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, each of Randstad Holding and the Company agreed, among other things, to keep all non-public information concerning the other party confidential (subject to certain exceptions) and use such information solely for exclusive purpose of evaluating a possible transaction between Randstad Holding and the Company. Under the Confidentiality Agreement, Randstad Holding is also subject to certain customary “standstill” restrictions with respect to the securities of the Company for 15 months after the date of the Confidentiality Agreement and certain non-solicitation restrictions with respect to employees of the Company for 18 months after the date of the Confidentiality Agreement (although those restrictions do not apply to the Offer, the Merger or the other transactions contemplated by the Merger Agreement). This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement

Prior to the execution of the Merger Agreement, the Company and Randstad Holding entered into an exclusivity agreement, dated as of July 22, 2016 (the “Exclusivity Agreement”), pursuant to which the Company and Randstad Holding agreed, among other things, that from the date thereof through the earlier of (i) 11:59 p.m., New York City time, on August 8, 2016 (the “Exclusivity End Time”) and (ii) the termination of the Exclusivity Agreement in accordance with its terms, that the Company would not, among other things, solicit any alternative transactions to the transaction being discussed by the Company and Randstad Holdings. The Company also agreed to terminate immediately any ongoing discussions with other parties. The Exclusivity Agreement could be terminated by the Company prior to the Exclusivity End Time if (i) Randstad Holding did not use its commercially reasonably efforts to conduct its confirmatory due diligence and negotiate definitive documentation for the transaction with the Company or (ii) if Randstad Holding lowered its offer price in connection with the transaction to below $4.00 per share. This summary and description do not purport to be complete and are qualified in their entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation.”

For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information—Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Treatment of Equity Awards in the Merger

Treatment of Company Restricted Stock Units.

The Merger Agreement provides that, at the Effective Time, each restricted stock unit with respect to Shares granted pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan and 1999 Long Term Incentive Plan, as amended, and all related award agreements (the “Company Stock Plans”), whether or not subject to any performance-based vesting or other performance conditions and whether settled in cash or Shares (including any restricted stock unit with respect to Shares granted pursuant to the Company Stock Plans to a non-employee director of the Company (a “Company Non-Employee Director Restricted Stock Unit”), but excluding any Company Post-March 1, 2016 Restricted Stock Unit, any Company Post-March 1, 2016 Performance Share or any Company Senior Executive Stock Price Restricted Stock Unit, each as defined below)

(each, a “Company Restricted Stock Unit”) that is outstanding immediately prior to the Effective Time shall, whether vested or unvested, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of each such Company Restricted Stock Unit to receive (without interest) an amount in cash equal to the Merger Consideration per Share underlying each such Company Restricted Stock Unit, less applicable taxes required to be withheld.

Based on the holdings of Company Restricted Stock Units as of October 3, 2016 (the initial expiration date of the Offer) and the per Share Merger Consideration of $3.40, the consideration that the Company’s executive officers and non-employee directors would receive with respect to their Company Restricted Stock Units is as follows:

Name	Number of Accelerated Company Restricted Stock Units	Value of Accelerated Company Restricted Stock Units
Timothy T. Yates	136,262	$463,291
Mark C. Stoever	100,000	$340,000
Michael C. Miller	43,750	$148,750
John Gaulding	69,437	$236,086
Edmund P. Giambastiani, Jr.	69,437	$236,086
James P. McVeigh	43,103	$146,550
Gillian Munson	12,500	$42,500
Jeffrey F. Rayport	69,437	$236,086
Roberto Tunioli	69,437	$236,086

Treatment of Company Restricted Shares.

The Merger Agreement provides that, at the Effective Time, each restricted Share granted pursuant to the Company Stock Plans (each, a “Company Restricted Share”) that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company Restricted Share to receive (without interest) an amount in cash equal to the Merger Consideration, less applicable taxes required to be withheld.

Based on the holdings of Company Restricted Shares as of October 3, 2016 (the initial expiration date of the Offer) and the per Share Merger Consideration of $3.40, the consideration that the Company’s executive officers and non-employee directors would receive with respect to their Company Restricted Shares is as follows:

Name	Number of Accelerated Company Restricted Shares	Value of Accelerated Company Restricted Shares
Mark C. Stoever	15,000	$51,000
Michael C. Miller	15,000	$51,000
John Gaulding	5,734	$19,496
Edmund P. Giambastiani, Jr.	5,734	$19,496
Jeffrey F. Rayport	5,734	$19,496
Roberto Tunioli	5,734	$19,496

Treatment of Company Post-March 1, 2016 Restricted Stock Units.

The Merger Agreement provides that, at the Effective Time, each restricted stock unit with respect to Shares granted pursuant to the Company Stock Plans after March 1, 2016 (other than a Company Non-Employee Director Restricted Stock Unit), whether or not subject to any performance based vesting or other performance conditions and whether settled in cash or Shares (each, a “Company Post-March 1, 2016 Restricted Stock Unit”), that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive from the Surviving Corporation an amount in cash (without interest) equal to the Merger Consideration per each Share underlying each such Company Post-March 1, 2016 Restricted Stock Unit, less applicable taxes required to be withheld, which cash amount will vest and become payable by the Surviving Corporation subject to and in accordance with the vesting schedule applicable to such Company Post-March 1, 2016 Restricted Stock Unit as in effect immediately prior to the Effective Time, including the provisions providing for accelerated vesting upon certain terminations of employment.

None of the Company’s executive officers or non-employee directors hold Company Post-March 1, 2016 Restricted Stock Units.

Treatment of Company Post-March 1, 2016 Performance Shares.

At the Effective Time, each right to receive Shares granted pursuant to the Company Stock Plans after March 1, 2016 that vests based on the level of achievement of performance goals, other than a Company Post-March 1, 2016 Restricted Stock Unit (each, a “Company Post-March 1, 2016 Performance Share”) that is outstanding immediately prior to the Effective Time shall automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive from the Surviving Corporation an amount in cash (without interest) equal to the Merger Consideration per Share underlying each such Company Post-March 1, 2016 Performance Share up to the number of Shares underlying the Company Post-March 1, 2016 Performance Shares eligible to vest under the applicable award agreement assuming “target” performance for each applicable performance measure, less applicable taxes required to be withheld. Such cash amount will vest and become payable by the Surviving Corporation in equal installments on each of March 15, 2017, March 15, 2018 and March 15, 2019, subject to accelerated vesting upon certain terminations of employment.

None of the Company’s non-employee directors hold Company Post-March 1, 2016 Performance Shares. Based upon the holdings of Company Post-March 1, 2016 Performance Shares as of October 3, 2016 (the initial expiration date of the Offer) and the per Share Merger Consideration of $3.40, the value of the converted award that each of the Company’s executive officers would receive with respect to their Company post-March 1, 2016 Performance Shares is as follows:

Name	Number of Converted Post- March 1, 2016 Performance Shares	Value of Converted Post-March 1, 2016 Performance Shares
Timothy T. Yates	374,732	$1,274,089
Mark C. Stoever	321,199	$1,092,077
Michael C. Miller	107,066	$364,024

Treatment of Company Senior Executive Stock Price Restricted Stock Units.

The Merger Agreement provides that, at the Effective Time, each unvested restricted stock unit with respect to Shares granted pursuant to the Company Stock Plans on January 7, 2015 that vests based on the achievement of applicable stock price targets set forth in the applicable award agreement (each, a “Company Senior Executive Stock Price Restricted Stock Unit”) shall automatically and without any required action on the part of the holder thereof, be cancelled for no consideration.

Based upon the holdings of Company Senior Executive Stock Price Restricted Stock Units as of October 3, 2016 (the initial expiration date of the Offer), Messrs. Yates and Stoever shall respectively forfeit 125,000 and 50,000 Company Senior Executive Stock Price Restricted Units at the Effective Time for no consideration.

Treatment of Company Stock Options.

The Merger Agreement provides that, at least ten Business Days prior to the Effective Time, the Company shall provide written notice to the holder of each then-outstanding option to acquire Shares, whether or not subject to any performance-based vesting or other performance conditions, granted pursuant to the Company Stock Plans (each, a “Company Stock Option”), whether vested or unvested, that such Company Stock Option will accelerate and become vested and exercisable in full as of immediately prior to the Effective Time, and such holder will have the right to exercise his or her Company Stock Option in whole or in part at any time prior to the Effective Time. The holder of each Company Stock Option that is exercised prior to the Effective Time shall be issued the number of Shares resulting from such exercise, and such stockholder will thereafter be entitled to receive the Merger Consideration in respect of such Shares. Each Company Stock Option that is not exercised prior to the Effective Time shall automatically terminate at the Effective Time under the terms of the Company Stock Plans, in exchange for an amount equal to the excess of the Merger Consideration over the applicable exercise price for each Share subject to such Company Stock Option, provided that if the exercise price per-Share equals or exceeds the Merger Consideration, the amount payable for such Company Stock Option shall be $0.00.

None of the Company’s executive officers or non-employee directors hold Company Stock Options.

Employment Agreements with Executive Officers

The Company is party to employment agreements with its executive officers that provide for certain severance benefits in the event that the executive’s employment is terminated within a specified period of time following a “change in control” of the Company (which includes the Merger), as described in greater detail below.

Pursuant to his employment agreement, effective as of November 4, 2014, if Mr. Timothy T. Yates’ employment is terminated by the Company without cause (as defined in his employment agreement) or by Mr. Yates for good reason (as defined in his employment agreement), in either case within 18 months after a change in control, he is entitled to receive the following payments and benefits (subject to his execution of a release): (i) a lump sum severance payment equal to two times the sum of (a) Mr. Yates’ base salary at the time of such termination and (b) the greater of (X) Mr. Yates’ target bonus for the year of termination or (Y) the bonus paid or payable to Mr. Yates for the fiscal year ending immediately prior to the year in which such termination occurs; and, subject to applicable law, (ii) the Company shall pay the cost of (1) Medicare supplemental plan benefits for Mr. Yates and his spouse for life and (2) private insurance coverage for his spouse until such time as his spouse becomes Medicare eligible. Mr. Yates’ employment agreement also provides that if any payments to him in connection with a change in control of the Company would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), and the net after-tax amount of such payments due to Mr. Yates would be greater if such payments were reduced so that such excise tax would not be imposed on such payments, then such payments would be reduced to the maximum amount Mr. Yates could receive without imposition of such excise tax.

Pursuant to his employment agreement, effective as of February 28, 2012, if Mr. Mark C. Stoever’s employment is terminated by the Company without cause (as defined in his employment agreement) or by Mr. Stoever for good reason (as defined in his employment agreement), in either case within 12 months after a change in control, Mr. Stoever is entitled to receive the following payments and benefits (subject to his execution of a release): (i) a lump sum severance payment equal to 1.5 times the sum of (a) Mr. Stoever’s base salary at the time of such termination and (b) the greater of (X) Mr. Stoever’s target bonus for the year of termination or (Y) the bonus paid or payable to Mr. Stoever for the fiscal year ending immediately prior to the year in which such termination occurs; (ii) a pro-rata bonus for the year of termination; (iii) continued medical, dental and life insurance benefits for 18 months after termination for him and his eligible dependents; and (iv), except as otherwise provided in an applicable award agreement, accelerated vesting of all restricted stock units and other equity-based awards granted to Mr. Stoever by the Company.

Pursuant to his employment agreement effective as of October 15, 2007, as amended effective as of January 1, 2009 and February 28, 2012, if Mr. Michael C. Miller’s employment is terminated by the Company without cause (as defined in his employment agreement) or by Mr. Miller for good reason (as defined in his employment agreement), in either case within 12 months after a change in control, Mr. Miller is entitled to receive the following payments and benefits (subject to his execution of a release): (i) a lump sum severance payment equal to 1.5 times the sum of (a) Mr. Miller’s base salary at the time of such termination and (b) the greater of (X) Mr. Miller’s target bonus for the year of termination or (Y) the bonus paid or payable to Mr. Miller for the fiscal year ending immediately prior to the year in which such termination occurs; (ii) a pro-rata bonus for the year of termination; (iii) continued medical, dental and life insurance benefits for 18 months after termination for him and his eligible dependents; and (iv) except as otherwise provided in an applicable award agreement, full vesting of all restricted stock units and other equity-based awards granted to Mr. Miller by the Company.

For each of the executive officers, good reason includes, among other events, the cessation of the stock of the Company to be publicly traded on an established securities market as a result of a change in control, unless the executive retains his title and position at the surviving publicly-traded entity.

See “Item 8. Additional Information—Golden Parachute Compensation” for further information with respect to certain of these arrangements and for a quantification of golden parachute payments potentially payable to the Company’s named executive officers in connection with the completion of the Merger.

Compensation Actions between Signing of Merger Agreement and Completion of Merger

Under the terms of the Merger Agreement, the Company may take certain compensation actions prior to the completion of the Merger that may affect its directors and executive officers. During this interim period, the Company may grant any increase in base salary, bonus opportunity or benefits to any current or former directors, officers, employee or consultants of the Company or any Company Subsidiaries as required under the terms of existing contracts. The Company also may make contractually-required severance or termination payments.

The Merger Agreement provides that prior to the Closing Date, the Company will use commercially reasonable efforts to enter into letter agreements with fourteen specified employees, including all of the executive officers, under which such employees will agree not to terminate their employment for good reason for 60 days following Closing.

Employee Matters Following Closing

The Merger Agreement provides that, from and after the Closing Date, Parent will honor, and will cause the Surviving Corporation to honor, in accordance with their terms, all existing employment, retention, incentive, change in control and severance agreements between the Company or the Company Subsidiaries and any Company employee.

The Merger Agreement further provides that, for a period of 12 months immediately following the Closing Date (or if earlier, the date of a Company employee’s termination of employment with the Surviving Corporation or Parent or any affiliate thereof), Parent shall provide or cause to be provided to each employee of the Company or the Company Subsidiaries immediately before the Effective Time who is employed by the Surviving Corporation or any Subsidiary of the Surviving Corporation immediately following the Effective Time (each, a “Continuing Employee”) (i) a base salary and target bonus opportunity (or base pay for non-salaried employees) at least equal to the base salary and target bonus opportunity (or base pay) that such Continuing Employee had at the Company for the fiscal year in which the Closing Date occurs and (ii) all other compensation and benefits, that are, in the aggregate, no less favorable than those provided by the Company and the Company Subsidiaries immediately prior to the Closing Date (excluding, in all cases, equity-based compensation, defined benefit pension benefits and, except as provided in a Contract existing as of the date of this Agreement (including any Company Employee Plan), retiree medical benefits).

In addition, the Merger Agreement provides that Parent shall cause the service of each Continuing Employee with the Company and the Company Subsidiaries (or predecessor employers, but only if such service with a predecessor employer is recognized as of the date of the Merger Agreement in a corresponding Company benefit plan) prior to the Closing Date, to be recognized for purposes of eligibility to participate, levels of benefits and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of the Surviving Corporation or Parent or any of their respective Affiliates (collectively, the “Parent Benefit Plans”) (but in any event not for purposes of any accrual under any cash balance or defined benefit plan or vesting under any equity-based compensation plan or arrangement) in which any Continuing Employee is or becomes eligible to participate, to the same extent that such service was recognized under a similar plan, program, policy, or arrangement of the Company or any of its Affiliates, except that no such prior service credit will be required or provided to the extent that it results in a duplication of benefits.

The Merger Agreement also provides that, from and after the Closing Date, with respect to each Parent Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA in which any Continuing Employee is or becomes eligible to participate, to the extent permitted by applicable laws, Parent will cause each such Parent Benefit Plan to (i) waive all limitations as to preexisting conditions, exclusions and service conditions (other than with respect to any Parent Benefit Plan that is a retiree medical plan) with respect to participation and coverage requirements applicable to Continuing Employees, other than (A) limitations applicable to a particular Continuing Employee under the corresponding Company Employee Plan or (B) to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods have not already have been satisfied or waived under the corresponding Company Employee Plan, except, in the cases of both (A) and (B), to the extent required by applicable laws, (ii) waive all waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied, would have already been satisfied or would have been waived under the corresponding Company Employee Plan in which such Continuing Employee was a participant immediately prior to his commencement of participation in such Parent Benefit Plan and (iii) credit co-payments or deductibles paid by Continuing Employees in the plan year in which the Closing occurs for purposes of satisfying any deductible or co-payment requirements under the applicable Parent Benefit Plan.

The Merger Agreement provides that, prior to the Closing Date, the Company will use commercially reasonable efforts (which, for the avoidance of doubt, shall not require the providing or withholding of any compensation or other benefits or privileges) to enter into letter agreements with certain executive officers pursuant to which such executive officer’s employment agreement will be amended as of the Effective Time to provide that such employee will not provide notice of his or her resignation for good reason for a period of at least 60 days following the Closing Date.

The Merger Agreement does not require Parent or the Surviving Corporation to continue the employment or service of any person currently employed by or providing service to the Company. As of the date of this Schedule 14D-9, Parent has informed the Company that, except as provided in the immediately preceding paragraph, no members of the Company’s current management or of the Board have entered into any agreement, arrangement or understanding with Parent or its affiliates regarding employment or other services with, or the right to convert into or reinvest or participate in the equity of, Parent, the Surviving Corporation or any of their respective affiliates. Moreover, although it is possible that certain members of the Company’s current management or of the Board will enter into such agreements, arrangements or understandings, as of the date of this Schedule 14D-9, Parent has also informed the Company that, except as provided in the immediately preceding paragraph, no discussions have occurred between members of the Company’s current management or of the Board and representatives of Parent or its respective affiliates with respect to any such agreement, arrangement or understanding.

Indemnification; Directors’ and Officers’ Liability Insurance

As permitted under the DGCL, the Company has included in its certificate of incorporation (the “Charter”) and its bylaws (as amended and restated, the “Bylaws”), provisions to eliminate the personal liability of its directors and executive officers for monetary damages to the fullest extent permitted under the DGCL, and to indemnify its directors and executive officers against any and all expenses, liabilities or losses arising out of their service to the Company, subject to specified limitations. Under these provisions, the Company may advance expenses to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, executive officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such expenses may be advanced prior to the final disposition of any such proceeding and the delivery, if required by the DGCL, of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified pursuant to the DGCL, the Charter or the Bylaws.

As permitted under Section 145 of the DGCL, the Company has included in its Charter a provision that the Company will have the power to provide indemnification to the fullest extent permitted by the DGCL. In addition, the Bylaws provide that the Company will, in certain circumstances, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that such person is or was a director or officer of the Company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the Company or a constituent corporation absorbed in a consolidation or merger, as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or is or was a director or officer of the Company serving at its request as a fiduciary of one or more of the employee benefit plans of the Company, against expenses (including attorneys’ fees) actually and reasonably incurred or suffered by such person in connection with such proceeding, whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Company. The Bylaws also permit the Company in certain circumstances to make advance payments of expenses to any persons entitled to indemnification thereunder. The Bylaws further provide that such indemnification will not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders, or disinterested directors or otherwise, and will continue as to a person who has ceased to be a director, officer or employee and will inure to the benefit of the heirs, executors and administrators of such a person. In addition, the Company maintains directors’ and officers’ liability insurance.

The Merger Agreement provides that all rights to exculpation, indemnification and advancement or reimbursement of expenses in existence on the date of the Merger Agreement in favor of the current or former directors or officers (collectively, the “Indemnified Parties”), as the case may be, of the Company or its subsidiaries as provided in their respective certificates of incorporation or bylaws or other organizational documents or in any agreement with the Company or any of its subsidiaries shall survive the Merger and shall continue in full force and effect. The Merger Agreement also provides that the Surviving Corporation will maintain in effect the exculpation, indemnification and advancement or reimbursement of expenses provisions of the Company’s and any of its subsidiaries’ certificates of incorporation and bylaws or similar organizational documents as in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its subsidiaries with any of their respective directors or officers as in effect immediately prior to the Effective Time, and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors or officers of the Company or any of its subsidiaries.

Without limiting the above, from and after the Effective Time, Parent has agreed to cause the Surviving Corporation, to the fullest extent permitted by applicable law, to indemnify and hold harmless each such Indemnified Party against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim or proceeding arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred at or before the Effective Time in connection with such Indemnified Party’s service as a director or officer of the Company or any of its subsidiaries (or acts or omissions in connection with such Indemnified Party’s service as officer, director, member, trustee or other fiduciary in any other entity if such services were at the request or direction of the Company). The Merger Agreement also contains certain customary provisions regarding cooperation between the Parent, Surviving Corporation and Indemnified Party with respect to the legal proceedings subject to such indemnification.

The Merger Agreement provides that, for six years after the Effective Time, the Surviving Corporation will maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time covering each such Indemnified Party on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement. Notwithstanding the foregoing, the Surviving Corporation will not be obligated to pay annual premiums in excess of 250% of the amount per annum the Company paid in its last full fiscal year prior to the date of this Agreement (the “Current Premium”) and if such premiums for such insurance would at any time exceed 250% of the Current Premium, then the Surviving Corporation will cause to be maintained policies of insurance that provide the maximum coverage available at an annual premium equal to 250% of the Current Premium. This requirement will be deemed to be satisfied if the Company purchases prepaid “tail” or “runoff” policies prior to the Effective Time.

The Merger Agreement also provides that, in the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any person, then, and in each such case, Parent or the Surviving Corporation, as applicable, will cause proper provision to be made so that a creditworthy entity assumes or an adequate credit support mechanism supports the indemnification and insurance obligations set forth above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Board

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with the Company’s management, legal counsel and financial advisor, at a meeting duly called and held on August 7, 2016, the members of the Board unanimously adopted resolutions:

(i)    approving and declaring that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby (collectively, the “Transactions”) are advisable, fair to and in the best interests of the Company and the stockholders of the Company;

(ii)    approving the Merger Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth therein;

(iii)    resolving that the Company enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth therein;

(iv)    determining to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer;

(v)    taking all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other Applicable Law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Applicable Laws that may purport to be applicable will not apply with respect to or as a result of this Agreement or the Transactions; and

(vi)    authorizing that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for Recommendation” below.

Background of the Merger Agreement; Reasons for the Recommendation

Background of the Merger Agreement

Our Board, working closely with management, regularly reviews Monster’s performance and prospects in light of its business and developments in the online recruitment industry. These reviews have included consideration, from time to time, with the assistance of financial and legal advisors including advice regarding our Board members’ fiduciary duties, of potential strategic transactions to enhance stockholder value, including review of potential opportunities involving the sale of Monster.

In May 2014, in response to the accelerating transformation of the online recruitment industry, Monster announced a new strategic plan to enhance the scale of its job, resume and profile content (the “All the Jobs, All the People” strategy) requiring both technological innovation in connecting employers and potential employees and a transition to a solutions and performance based sales approach. The net effect of this transition, combined with increased pressure from competitors, including competition causing revenue and pricing pressure, led to declines in Company revenues and financial results in the remainder of 2014 and 2015, which resulted in a substantial reduction in the price of Monster’s common stock. Monster’s commitment to maintain EBITDA margin at a time when newer competitors were increasing their investment added to the challenge of investing in the transformation called for by its strategy.

While management and the Board remained committed to continuing to execute the “All the Jobs, All the People” strategy, Tim Yates, our Chief Executive Officer, spoke frequently with members of our Board about the significant challenges facing Monster and alternatives to maximize stockholder value. From these conversations a consensus emerged among the members of our Board that engaging in a formal sale process had significant risks that could be detrimental to stockholder value, including: as experienced in 2013, the possible negative publicity associated with a process that does not result in a sale transaction, the increased risk of leaks, and the potential impact on customers, employees, and the business that could arise from these risks. Instead, since many of Monster’s likely acquirers were customers or other entities that as a matter of course maintained contact with Monster, consensus emerged among members of the Board that Mr. Yates and management should have the opportunity to field indications of interest without having to engage in a sale process and update the members of our Board. Accordingly, throughout the process described below, Mr. Yates maintained close contact with the members of our Board, updating them and taking guidance from them.

In the context of this ongoing transformation of the online recruitment industry, the decline in Monster’s stock price, and the above-referenced discussions with members of our Board, in early December 2015, Mr. Yates contacted a potential strategic acquirer (Strategic Acquirer A) to assess whether a strategic combination could provide potential benefits for Monster’s stockholders. Although Strategic Acquirer A had not been formally part of Monster’s sale process that terminated in 2013, representatives of Monster had previously discussed strategic alternatives with Strategic Acquirer A.

Mr. Yates and Mark Stoever, our President and Chief Operating Officer, and representatives of Strategic Acquirer A met in December 2015 and discussed a high-level business plan for a possible strategic combination.

In January 2016, Strategic Acquirer A reached out to Mr. Yates and advised that it was not interested in a business combination with the Company because it wished to focus on its own competitive business in the United States and was not prepared to jeopardize these efforts by the possible distraction associated with the acquisition and integration of another substantial business. No proposal for a transaction between the two companies was ever made by Strategic Acquirer A or by Monster.

During the course of a regular scheduled meeting of our Board on February 9, 2016, the Board discussed the challenges facing Monster and Mr. Yates provided the Board with an update on the discussions with Strategic Acquirer A.

On February 11, 2016, Monster announced its fourth quarter and full year results for 2015, including notably a 9% year-over-year decline in revenue in the fourth quarter to $159.2 million. The earnings call included a discussion of the decrease in average realized price in certain channels, which resulted in lower than anticipated revenue. Although over the full year 2015 Monster experienced an increase in the volume of traditional job and resume posting products that corresponded with improvements in the job market generally, this was offset by a decrease in average realized price due to competitive pressures, which increased throughout 2015. As a result of these factors, Monster announced it had moved away from its EBITDA margin target of 25% so that it could invest more in its business. Following the earnings release, Monster’s stock price dropped by approximately 36%, to close at $2.72 on February 12th.

On March 24, 2016, Monster received a non-binding indication of interest from a private equity firm (Financial Acquirer B) that had participated in the Company’s sale process that terminated in 2013. The letter reaffirmed Financial Acquirer B’s continued interest and proposed to acquire Monster for $4.30 per Share, without a financing contingency, subject to customary due diligence. Mr. Yates informed the members of our Board of Financial Acquirer B’s interest and the Board members were supportive of management engaging further to assess the seriousness of the proposal.

On March 26, 2016, a representative of Monster conducted a telephonic conference with the Chief Innovation Officer at Randstad, and discussed a variety of topics, including the existing and future commercial relationship between the companies and the potential for broader commercial alliances. They agreed to schedule a meeting in May for further discussions.

On April 1, 2016, Messrs. Yates and Stoever and representatives from Evercore Group L.L.C. (“Evercore”), including a senior representative with whom Monster had a long-standing investment banking relationship, met with representatives of Financial Acquirer B to discuss the non-binding indication of interest and the process forward. Monster indicated that, while Monster was not for sale, if an attractive transaction that would benefit stockholders was available, it could make information available to Financial Acquirer B. Mr. Yates informed representatives of Financial Acquirer B that, in order to proceed further, Financial Acquirer B would need to propose a price higher than $4.30 per Share.

Following the meetings on April 1, 2016, a representative of Financial Acquirer B communicated to representatives of Evercore that it would be prepared to increase its proposal to $4.45 per Share or more, subject to completion of customary due diligence.

On April 4, 2016, Financial Acquirer B signed a confidentiality agreement with Monster. The confidentiality agreement included a standstill that prohibited Financial Acquirer B from making any proposal regarding a possible acquisition of Monster, other than a confidential proposal to our Board to acquire Monster. Over the next several weeks, Financial Acquirer B engaged in several follow-up conversations with representatives of Monster and Evercore. During the course of these discussions, Monster provided Financial Acquirer B with Monster’s 2016 financial plan, including certain forecasts for the second, third, and fourth quarters of 2016.

On April 5, 2016, Messrs. Yates and Stoever met with representatives of another private equity firm (Financial Acquirer C), which had contacted Monster shortly before the meeting through one of its directors. They expressed interest in acquiring Monster. As previously discussed with members of our Board, Mr. Yates informed them that the Company was not currently for sale and that, in order for him to recommend a transaction to the Board, the offer would have to be at an “above-market” premium and they would need to be prepared to move quickly to enter into definitive documentation and consummate the transaction. The representatives of Financial Acquirer C indicated that they would need to engage in preliminary due diligence to determine if they could proceed on this basis.

On April 7, 2016, Financial Acquirer C executed a confidentiality agreement with the Company. The confidentiality agreement included a standstill that prohibited Financial Acquirer C from making any proposal regarding a possible acquisition of Monster, other than a confidential proposal to our Board to acquire Monster. Promptly following execution of the confidentiality agreement, Monster shared select financial information with Financial Acquirer C, including preliminary first quarter results for 2016.

On April 13, 2016, as has been previously discussed with members of our Board, Mr. Yates met with a representative of a potential strategic acquirer (Strategic Acquirer D) that had contacted Mr. Yates to set up a meeting and had participated in Monster’s sale process that terminated in 2013 and had expressed interest in Monster as a means to enter the U.S. market. In particular, during the April 13th meeting, Strategic Acquirer D expressed an interest in a future acquisition of Monster with an interim plan to make a significant minority investment in Monster. At the conclusion of the meeting, both parties expressed interest in considering these transactions and representatives of Strategic Acquirer D told Mr. Yates that they would contact Monster to discuss further.

On April 22, 2016, representatives of Financial Acquirer C contacted Mr. Yates and communicated that, although they found Monster to be fundamentally attractive, in light of the current competitive environment and Monster’s challenges to grow revenue, which, in turn, would delay a corresponding increase in profitability, they were not prepared to move forward at this time.

On April 23, 2016, representatives of Strategic Acquirer D contacted Mr. Yates and informed him that they had determined not to pursue a partnership, investment or strategic transaction at this time with Monster, in part because of internal considerations at Strategic Acquirer D.

On April 24, 2016, after a number of attempts by representatives of Evercore to contact representatives of Financial Acquirer B during the preceding weeks, representatives of Financial Acquirer B informed representatives of Evercore that Financial Acquirer B would not be able to increase its indicative price above $4.45 without additional information from Monster. Because Monster had not yet decided to initiate a formal due diligence process with Financial Acquirer B, and due to the impending first quarter 2016 earnings announcement, Monster paused conversations with Financial Acquirer B. Monster believed at the time that Financial Acquirer B would be able to participate in a formal sale process, if one were initiated.

On April 25, 2016, our Board formally engaged Evercore to assist Monster in connection with evaluating its strategic and financial alternatives. Representatives of Monster had been providing representatives from Evercore with updates from time to time of various indications of interest. Our Board selected Evercore because of its familiarity with Monster and on the basis of its qualifications, reputation, and experience in evaluating strategic alternatives, and in the valuation of businesses in connection with mergers and acquisitions generally.

On April 27, 2016, at the suggestion of the Chief Innovation Officer of Randstad, Monster set up a meeting with Randstad, as previously discussed on March 26, for May 12 and 13, 2016.

On May 5, 2016, Monster announced its first quarter results for 2016, which reported a 9% decline in revenue to $157.8 million year-over-year and a decline in net income from continuing operations from $7.4 million to $1.8 million year-over-year. The earnings call included a discussion of Monster’s continued mixed performance in its North American channels, noting that the staffing and healthcare channels continued to grow but that commercial channels were being negatively impacted by increased competition with respect to price and value, leading to increased turnover of client accounts. Following the release, Monster’s stock price dropped just under 10%, to close at $2.76 on May 5th.

On May 12 and 13, 2016, Messrs. Yates and Stoever met with Linda Galipeau, the Chief Executive Officer of Randstad North America and other representatives of Randstad to broadly discuss the topics from the March 26th discussion and the development of a more meaningful relationship between the two companies. During this discussion, Mr. Yates told Ms. Galipeau that if a broader strategic alliance would include a business combination, in order for him to recommend such a transaction to the Board, the offer would have to be at an “above-market” premium.

Over the next month, Ms. Galipeau called Mr. Yates several times to communicate that Randstad was impressed with Monster’s technology and personnel and that Randstad would be conducting a financial review to determine if it could accommodate an “above-market” premium. To better assist Randstad in its analysis, Ms. Galipeau proposed a meeting on June 9, 2016 involving Randstad and Monster management so that Randstad could gain a deeper understanding of Monster’s technology, products, and strategy.

During the course of a regular scheduled meeting of our Board on June 6 and 7, 2016, Mr. Yates updated the Board on our quarterly results, the ongoing challenges facing Monster, and the current status of indications of interest in Monster.

At an industry event on June 9, 2016, Mr. Stoever and other representatives of Monster met with Jacques van den Broek, Chief Executive Officer of Randstad Holding, Ms. Galipeau, and members of the Randstad Innovation Fund, Randstad’s strategic corporate venture fund in San Jose, CA. Mr. Stoever and other representatives of Monster gave a presentation regarding Monster and our technology, products and strategy to Mr. Van den Broek, Ms. Galipeau and members of the Randstad Innovation Fund.

On June 15, 2016, Ms. Galipeau called Mr. Yates to reiterate Randstad’s interest in pursuing a transaction with Monster, and to inform Mr. Yates that Randstad would seek to work towards an agreeable price, but needed to conduct preliminary due diligence on several items prior to proposing a price. Ms. Galipeau indicated a desire for exclusivity with Monster. Mr. Yates reiterated the need for both an “above-market” premium and an expedited timeframe, and with that understanding, agreed to provide the requested due diligence materials, subject to the execution of a confidentiality agreement.

On June 20, 2016, Mr. Yates updated our Board members on the status of indications of interest in Monster. Given the indications of interest received and Monster’s current business outlook, our Board members remained supportive of, and directed Mr. Yates to continue, engaging with respect to these indications of interest and provided guidance to Mr. Yates.

Later on June 20, 2016, Randstad executed the Confidentiality Agreement with Monster. The Confidentiality Agreement included a standstill provision that prohibited Randstad from making any proposal regarding a possible acquisition of Monster, other than a confidential proposal to our Board to acquire Monster.

Promptly following the execution of the Confidentiality Agreement, Monster provided to Randstad the information responsive to its previous due diligence requests.

On June 21 and 22, 2016, Messrs. Yates and Stoever and other representatives of Monster met with Ms. Galipeau, Geert-Jan Bouwhuis, Senior Manager of Corporate Development and M&A at Randstad, other representatives of Randstad, and representatives of Randstad’s strategy and consulting firm at Monster’s offices in Weston, MA in order to provide Randstad with an in-depth review of Monster’s technology, products and commercial and product strategy. Following that meeting, Ms. Galipeau indicated to Mr. Yates that Randstad and its representatives would review the results of preliminary due diligence reviews of Monster, obtain necessary internal approvals, and contact Monster within the next two weeks to discuss possible next steps.

On July 5, 2016, Wells Fargo Securities LLC (“Wells Fargo”), the financial advisor to Randstad, sent to Evercore Randstad’s non-binding preliminary indication of interest to acquire Monster for $3.50 per Share in cash, with no financing condition. Randstad’s proposal represented a premium of 47.7% to the closing price of Monster on July 1, 2016. The proposal was conditioned on, among other things, Monster having net debt of no more than $71 million, total transaction fees not greater than $7.5 million, no change in control payments owed to third parties or any employees other than Messrs. Yates and Stoever and Michael Miller, our Executive Vice President, General Counsel and Secretary, and a 45-day period of exclusivity for Randstad to complete its due diligence. The proposal expired by its terms on July 11, 2016.

Also on July 5, 2016, at the request of a potential commercial partner (Strategic Acquirer E), Mr. Yates met with representatives of Strategic Acquirer E to discuss a possible commercial relationship. During the course of the meeting, representatives of Strategic Acquirer E indicated that they would like Mr. Yates to meet their chairman, who had indicated a desire to acquire Monster. Mr. Yates noted that Monster was not for sale, but would always consider what was in the best interests of its stockholders, and that in order for Mr. Yates to recommend a proposal to our Board, the transaction would need to be at an “above-market” premium. No price was discussed.

On July 6, 2016, at the direction of our management, representatives of Evercore contacted representatives of Wells Fargo to relay Monster’s disappointment with Randstad’s preliminary indication of interest. Representatives of Evercore told representatives of Wells Fargo that Monster did not find Randstad’s proposal compelling, and indicated that a higher indicative price would be necessary for Monster to be willing to provide exclusivity to Randstad. Evercore also noted that Monster’s actual net debt number was higher, the condition with respect to the absence of change in control payments was inconsistent with Monster’s existing contractual obligations, and the proposed timeline did not meet the expedited timeframe that the parties had discussed. Representatives of Wells Fargo indicated that further information was needed in order to increase Randstad’s indicative valuation of Monster.

On July 7, 2016, Strategic Acquirer E signed a confidentiality agreement with Monster. The confidentiality agreement included a standstill that prohibited Strategic Acquirer E from making any proposal regarding a possible acquisition of Monster, other than a confidential proposal to our Board to acquire Monster.

On July 8, 2016, Messrs. Yates and Stoever and certain other representatives of Monster met with senior representatives of Strategic Acquirer E. Representatives of Strategic Acquirer E presented their rationale for the combination, including the sources of financing for the transaction. In light of Strategic Acquirer E’s complex internal situation and the fact that it would most likely need debt financing to consummate a transaction, Mr. Yates told representatives of Strategic Acquirer E that, because of these inherent risks, in order for him to recommend a transaction with Strategic Acquirer E to our Board, it would have to be at a price of at least $5.00 per Share and have no financing condition. Strategic Acquirer E was also informed that, while Monster had not initiated a sale process, there were other unsolicited expressions of interests so that price, speed and certainty should be paramount in Strategic Acquirer E’s mind.

On July 10, 2016, Ms. Galipeau called Mr. Yates to further discuss a potential transaction. During that call, they discussed a number of issues relating to Randstad’s interest in pursuing an acquisition of Monster, including valuation, matters related to employee change in control provisions, and net debt levels. Mr. Yates noted additional items of value that would justify a higher valuation, including the recent investments made by Monster in technology, as well as potential synergies from Randstad’s ability to use that technology. Mr. Yates also indicated that, while Monster had not initiated a sale process, there had been inbound inquiries that expressed interest at higher prices. Ms. Galipeau noted that Randstad would require additional financial and business strategy information and diligence in order to justify a higher price.

Early on July 11, 2016, Mr. Yates and other members of Monster senior management provided certain additional financial and business strategy information to Ms. Galipeau and Mr. Bouwhuis. Mr. Yates and the other members of Monster senior management also discussed with Ms. Galipeau and Mr. Bouwhuis why such information justified a higher valuation of Monster.

On July 11, 2016, Mr. Yates updated our Board members with respect to the status of the current expressions of interest in Monster. Again, given the indications of interest received and Monster’s current business outlook, our Board members remained supportive of, and directed Mr. Yates to continue, engaging with respect to these indications of interest and provided guidance to Mr. Yates.

On July 12, 2016, a representative of Strategic Acquirer E spoke with Mr. Yates and outlined its proposal to acquire Monster for $5.00 cash per Share, subject to completion of customary financial and legal due diligence. The representative of Strategic Acquirer E went on to express his belief that its bank and other principals were prepared to provide all of the required financing, and that the offer would not have a financing condition.

On July 12, 2016, a representative of Financial Acquirer B called Evercore to express its continued interest in Monster and intent to send a letter to Monster reaffirming Financial Acquirer B’s prior proposal.

On July 13, 2016, the Company received a letter from Financial Acquirer B, reaffirming its interest in acquiring Monster on the terms previously provided and conducting due diligence to further refine its views on valuation. Shortly thereafter, in connection with assessing this expression of interest, Monster provided Financial Acquirer B preliminary second quarter results for 2016, which included a 10.0% decline in revenue compared to the same quarter last year and a $0.02 loss per Share for the quarter, $0.05 below the analyst consensus estimate. Financial Acquirer B did not pursue its indication of interest following the receipt of the information until July 21, 2016.

On July 14, 2016, on behalf of Randstad, Wells Fargo sent to Evercore a revised non-binding indication of interest to acquire Monster for $3.70 per Share in cash, with no financing condition. This revised proposal represented a premium of 39.1% to the $2.66 closing price of Monster on July 13, 2016. The revised indication of interest was conditioned on Monster agreeing to negotiate exclusively with Randstad and make certain adjustments to the change in control provisions with management.

Following receipt of Randstad’s indication of interest, Mr. Yates called Ms. Galipeau later that same day and told her that the proposed price of $3.70 per Share was not sufficient to grant exclusivity. He also told her that a new potential strategic acquirer was moving on an expedited time frame. Finally, he advised her that Monster wished to have a definitive agreement negotiated and announced no later than the announcement of second quarter earnings. With respect to the change in control provisions in agreements with certain members of management, Mr. Yates and Ms. Galipeau agreed that there would be no condition to closing with respect thereto and, in connection with the finalization of the Merger Agreement, would ultimately agree that prior to the closing, the Company would use commercially reasonable efforts to modify the change in control arrangements to provide that executives would not exercise their right to resign for good reason for at least 60 days following the closing of the transaction.

On July 18, 2016, Messrs. Yates and Stoever and other representatives of Monster met with senior management of Strategic Acquirer E and Strategic Acquirer E’s bankers at Evercore’s offices in New York, NY. Messrs. Yates and Stoever and other representatives of Monster made a presentation regarding Monster’s business plan. Shortly following the meeting, Evercore contacted the financial advisors of Strategic Acquirer E to discuss timing to receive a written proposal, including their debt financing commitment.

On July 19, 2016, representatives of Evercore and representatives of Wells Fargo discussed Randstad’s revised indication of interest. Evercore reiterated Monster’s reluctance to proceed with exclusivity with Randstad.

On July 20, 2016, Ms. Galipeau of Randstad called Mr. Yates to communicate that she had spoken with her Board and Randstad would increase the amount that Randstad would pay for Monster to $4.00 per Share all cash, subject to due diligence. Randstad also would commit to working toward an August 9, 2016 announcement; however, Randstad would only do so if Monster granted Randstad exclusivity. Following Ms. Galipeau’s call to Mr. Yates, representatives of Wells Fargo reiterated to Evercore Randstad’s position on exclusivity.

Later on July 20, 2016, Wells Fargo delivered to Evercore Randstad’s further revised non-binding indication of interest to acquire Monster for $4.00 per Share in cash, with no financing condition. The $4.00 per Share valuation represented a premium of 47.6% to the $2.71 per Share closing price of Monster on July 19, 2016, the last trading day prior to the delivery of Randstad’s proposal. Wells Fargo also provided a copy of an exclusivity agreement.

On July 20, 2016, representatives of Monster contacted representatives of Strategic Acquirer E, to inform them that, as had been anticipated, Monster was under time pressure and that if Strategic Acquirer E wanted an opportunity to proceed Monster would need to receive their written proposal no later 10:30 am on July 21, 2016.

On the morning of July 21, 2016, a representative of Strategic Acquirer E called Mr. Yates and reported that preliminary indications from their financing sources could probably yield a $4.15 to $4.20 price per Share for Monster but, given that they do not have certainty from their financing sources and that they would need to review with their board, they were not able to provide any firm or written indication of interest or offer at this time.

On July 21, 2016, prior to a special meeting of our Board, representatives of Financial Acquirer B called representatives of Evercore to express disappointment regarding Monster’s second quarter results and concern regarding Monster’s forecasts for the third and fourth quarters of 2016 previously provided to them. They proposed a meeting with Monster’s management to discuss the forecasts to help provide perspective in light of Monster’s second quarter results. Given the pessimistic tone of the message and the impending firm proposal from Randstad, with its demand for exclusivity, Monster did not respond to this inquiry from Financial Acquirer B.

On July 21, 2016, our Board held a special meeting, with representatives of senior management, Evercore and Dechert LLP, the company’s outside legal counsel, also in attendance to consider Randstad’s July 20, 2016 proposal, a copy of which had been previously provided to all members of our Board. Mr. Yates, recapping the various conversations he had had with members of our Board, summarized the terms of the Randstad proposal, including the price, conditions, timing and requirement of exclusivity, as well as the previous proposals and diligence conducted to date, and updated our Board on developments with respect to Strategic Acquirer E and Financial Acquiror B and the fact that they had not provided, and were unable to provide, a firm or written offer or proposal. Representatives of Evercore noted to our Board that, while Evercore had not yet completed its financial analysis, based on the limited preliminary analysis it had performed to date, they believed the proposed offer price of $4.00 per Share could be attractive. The Board then discussed certain considerations in moving forward with Randstad, including: that, as previously discussed, the highly competitive environment in the industry was continuing to intensify, and that, as a result of such pressures, the second quarter results would again be disappointing, and the announcement of such results on August 9, 2016 would likely push Monster’s stock price even lower, making obtaining an attractive sale price more difficult after such date; the industry is consolidating and this transaction would enable Monster to be part of the consolidation on better terms than might otherwise be available in the near or intermediate future; the Randstad offer is all cash, without any financing risk and Randstad has committed to take any necessary steps to announce a transaction before the August 9, 2016 deadline; and that, based on his interactions with Randstad, Mr. Yates believed there was meaningful risk that Randstad would terminate discussions if Monster did not provide exclusivity. The Board then had a discussion regarding Monster’s alternatives, including remaining on a stand-alone basis and engaging in a sale process to solicit alternative bids. With respect to the latter, the Board noted the significant risks inherent in such a process, including: as experienced in 2013, negative publicity associated with a process that does not result in a sale transaction, the increased risk of leaks and the potential impact on customers, employees, and the business that could arise from these risks, and the risk that Randstad would withdraw from the process or decrease its proposed acquisition price. The Board also noted that, although Monster had not been actively soliciting offers, in the last six months, in addition to Randstad, it had fielded interest from two private equity firms (Financial Acquirers B and C) and three strategic buyers (Strategic Acquirers A, D and E), none of whom had provided a firm offer. The Board also took note that Monster had maintained contact with potential strategic acquirers that participated in the sale process that terminated in 2013 but that none had indicated they were interested in pursuing a transaction at this time and it did not believe it was likely that any potential strategic or financial acquirers were likely to be interested in acquiring Monster at a price in excess of the $4.00 per Share proposed by Randstad. Finally, the Board considered that if Monster were to enter into a definitive agreement with Randstad on the proposed terms, Monster would retain the ability to consider superior offers subject to customary non-solicitation and termination fee provisions. Mr. Yates then provided to our Board management’s recommendation that the Board authorize management to continue negotiations with Randstad with a goal of reaching definitive documentation by August 9, 2016, and in connection with that, to enter into the exclusivity arrangement with Randstad until such date. Following these discussions, our Board concluded that it was in the best interests of Monster’s stockholders for Monster to enter into an exclusivity agreement with Randstad and authorize management to proceed to provide due diligence materials and negotiate definitive documentation to effect the terms of the Randstad proposal.

Promptly following conclusion of our Board meeting, Mr. Yates spoke with Ms. Galipeau to inform her that the Board had authorized Monster to enter into an exclusivity arrangement with Randstad and work towards reaching definitive documentation by August 9, 2016 on the terms proposed in Randstad’s July 20, 2016 indication of interest.

On July 22, 2016, Randstad and Monster executed the Exclusivity Agreement, which granted Randstad exclusivity through August 8, 2016. However, if prior to such date Randstad reduced its valuation of Monster to below $4.00 per Share, Monster would have the right to terminate the Exclusivity Agreement.

On July 22, 2016, the Company provided to Jones Day, outside legal counsel to Randstad, an initial draft of the Merger Agreement for the proposed transaction. The draft Merger Agreement provided, among other terms, (i) a “fiduciary out” to allow Monster to terminate the Merger Agreement in order to accept a Superior Proposal, subject to payment by Monster of a termination fee equal to 2.0% of the equity value of the transaction, (ii) that payment of the termination fee would be, when payable, Randstad’s sole and exclusive remedy, (iii) a right to grant waivers of existing standstills that would prohibit the making of Acquisition Proposals, and (iv) a matching right that would allow Randstad three business days to match any Superior Proposal.

Also on July 22, 2016, Monster provided Randstad and its advisors access to due diligence materials in an electronic data room. From this date through August 8, 2016, Randstad and its advisors conducted additional due diligence on Monster.

On July 25, 2016, representatives of Randstad and Monster began the first of a series of due diligence sessions in the Boston office of Jones Day.

On July 26, 2016, representatives of Financial Acquirer B sent an email to representatives of Evercore seeking a meeting with Monster’s management to discuss Monster’s financial forecasts for the remainder of 2016. In accordance with the requirements of exclusivity granted to Randstad, Monster advised Financial Acquirer B that it could not engage in such discussions with it at this time.

On July 28, 2016, Jones Day delivered a revised draft of the Merger Agreement, which, among other things, (i) increased the termination fee to 4.0% of the equity value of the transaction, (ii) provided that the termination fee would not be the sole recourse of Randstad in the event of a knowing and intentional breach, (iii) provided that the termination fee would be immediately payable for termination resulting from any material breach of the non-solicitation provision, (iv) removed the requirement that any other breach would have to be knowing and intentional to result in payment of a termination fee under certain circumstances, (v) increased Randstad’s time to match any Superior Proposal to five business days, and (vi) increased the minimum threshold for an offer to be a Superior Proposal to all or substantially all of the Shares of Monster from just a majority as was in the initial draft.

On July 31, 2016, Dechert delivered to Jones Day a revised draft of the Merger Agreement, which, among other things, (i) proposed a termination fee of 2.5% of the equity value of the transaction, (ii) provided that, if paid, the termination fee would be the sole recourse when payable, (iii) proposed a matching right that would allow Randstad four business days to match any Superior Proposal, but only two business days for any amendment to such proposal, (iv) reverted that termination for breach under the applicable circumstances would only result in an obligation to pay the termination fee if that breach were knowing and intentional, and (v) lowered the threshold for a Superior Proposal to more than half of the Shares of Monster.

From August 1 through August 3, 2016, Mr. Yates and other representatives of Monster met with representatives of Randstad in the Boston office of Jones Day for additional due diligence meetings, including specialized meetings regarding various aspects of Monster’s business.

On August 1, 2016, Monster provided to Randstad certain non-public projected financial data relating to Monster for the third and fourth quarters of 2016.

On August 2, 2016, Mr. Yates and Ms. Galipeau and certain other representatives of Randstad and Randstad’s advisors met to discuss the non-public projected financial data relating to Monster for the third and fourth quarters of 2016 provided by Monster to Randstad on August 1st.

On August 2, 2016, the Board held a telephonic meeting, with senior members of management and representatives of Dechert and Evercore also participating. Mr. Yates, together with representatives of Dechert and Evercore, provided the Board with an overview of the status of negotiations with Randstad, including the material terms under negotiation, and detailed Randstad’s continuing due diligence, including review of documents in the electronic data room, analysis of financial forecasts, and interviews with senior staff of Monster. Representatives from Dechert provided our Board an overview of its fiduciary duties associated with the proposed transaction. Representatives from Evercore provided our Board with an overview of the valuation analyses that Evercore expected to perform in connection with its evaluation of the proposed consideration to be received in the Offer and the Merger as well as an overview of the process it expected to undertake in connection with arriving at its opinion to the Board.

On August 3, 2016, Jones Day delivered to Dechert a revised draft of the Merger Agreement, which accepted a four business day period for Randstad to match any Superior Proposal (but provided that Randstad would have the same four business days for any amendment to such proposal), and otherwise reverted to its positions on the open points outlined above from its July 28, 2016 draft, including a termination fee of 4.0% of the equity value of the transaction.

On August 4, Ms. Galipeau called Mr. Yates to tell him that, based on Randstad’s due diligence and its review and analysis of Monster’s financial forecasts for the third and fourth quarters of 2016, as provided on August 1, 2016, Randstad and its financial advisor did not believe that Monster would achieve the profitability that they had previously assumed in determining their valuation and therefore Randstad was no longer willing to proceed at the $4.00 per Share offer price. Instead, Ms. Galipeau stated that Randstad was only willing to proceed at an offer price of $3.40 per Share. Following review and discussion with each member of our Board, Mr. Yates told Ms. Galipeau that Monster would proceed at this offer price on the following conditions: (i) the parties continue to proceed on the timeframe for executing definitive documentation and announcing a transaction on or before August 9, 2016; (ii) confirmation that Randstad’s due diligence was substantially complete and (iii) the material terms of the Merger Agreement were in place.

On August 5, 2016, Dechert delivered to Jones Day a revised draft of the Merger Agreement, which, with respect to the points outlined above, generally reverted back to its positions in its July 31, 2016 draft, including a termination fee of 2.5% of the equity value of the transaction. Dechert also delivered to the Board the current draft of the Merger Agreement and a presentation summarizing the key provisions of the Merger Agreement for their review in advance of the August 7, 2016 special meeting.

On August 6, 2016, Dechert and Jones Day discussed the remaining open issues on the Merger Agreement and Jones Day made the following proposal to resolve the most significant remaining open points: (i) a termination fee of $9,000,000, representing approximately 2.75% of the equity value and 2.1% of the enterprise value of the Company at the Offer Price; (ii) provided that a Superior Proposal be a bid for 75% or more of the Shares of Monster instead of for all Shares; (iii) if amendments are made to a Superior Proposal, Randstad would only have two business days to match; (iv) Randstad has the right to terminate the agreement and receive the termination fee for any material breach of the non-solicitation provisions; (v) no requirement that Monster’s breach be knowing and intentional to result in payment of a termination fee under the applicable circumstances; and (vi) the termination fee is not Randstad’s exclusive remedy in the event of an intentional and knowing breach by Monster. Later in the day, Jones Day delivered to Dechert a revised draft of the Merger Agreement reflecting this proposal. At the direction of Monster, Evercore shared with Randstad its revenue and Adjusted EBITDA forecasts for 2016 through 2021 (for additional information regarding these forecasts, please see “Item 4. The Solicitation or Recommendation — Certain Forecasts”).

On the morning of August 7, 2016, members of our management and representatives of Dechert discussed the remaining open issues, focusing on the terms of the proposal described above, and Dechert and Jones Day negotiated the remaining open issues on the Merger Agreement throughout the day.

Later on August 7, 2016, our Board held a special meeting, with members of senior management and representatives of Evercore and Dechert participating. Mr. Yates, together with representatives of Evercore and Dechert, recapped for the members of the Board the history of the recent indications of interest as well as of the Randstad proposal and then provided an update on the current status of negotiations with Randstad. Representatives of Evercore reviewed with the Board Evercore’s financial analyses of the consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger, which analyses had been distributed to the Board on August 5, 2016. In addition, Evercore rendered its opinion to the Board to the effect that, as of that date and based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates). See “—Opinion of the Company’s Financial Advisor—Evercore Group L.L.C.”

After the representatives of Evercore were excused, representatives of Dechert led the Board in a review of their fiduciary duties in connection with its consideration of the proposed merger agreement, and the material terms of the Merger Agreement, with particular emphasis on deal protection and deal certainty. Representatives of Dechert discussed the current draft of the Merger Agreement in detail as compared to the August 5th draft that had been previously provided to the Board. The Board, among other things, considered the offer price and pricing multiple represented by Randstad’s proposal; the opinion of Evercore; the conditions to the consummation of the Merger (including the absence of a financing condition) and the likelihood and speed of such consummation; the structure of the transaction, mechanics of the Offer and the process by which the Merger would be consummated; and the restrictions on Monster’s ability to solicit other offers combined with the “fiduciary out” to allow the Board to consider unsolicited proposals if certain requirements are satisfied. Representatives of Dechert also discussed with the Board the remaining open items, in particular the terms of the proposal described above that Monster received the previous day, and, together with management, took direction on such matters. The Board again considered, with the advice of its legal advisors, the status of communications with respect to other interested parties and the likelihood that a competitive proposal from a potentially interested and capable party would emerge in light of, among other things, the ability of a potentially interested and capable party to consummate an all cash transaction and the impact of the deal protection provisions on such a potentially interested and capable party. As part of this discussion, the Board also considered and discussed the alternatives to entering into the Merger Agreement with Randstad and risks relating to Monster continuing to operate as a stand-alone business, including, among other things, the impact of increasing competition and the likely harm to Monster’s stock price if a merger is not announced prior to the release of Monster’s second quarter 2016 financial results on August 9, 2016.

Our Board discussed with its legal advisors all of these matters, including review and consideration of the factors described under “—Reasons for Recommendation.” After further discussion, our Board unanimously determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were advisable and fair to and, in the best interests of, Monster and our stockholders. The Board unanimously approved the Merger Agreement and determined to recommend that our stockholders accept the Offer and tender their Shares pursuant to the Offer.

Our Board also discussed a proposed amendment to Monster’s bylaws to provide that, unless Monster consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain legal actions involving Monster will be the state courts of the State of Delaware in and for New Castle County (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) (the “Bylaw Amendment”). Following discussion with its legal advisors, our Board unanimously determined that it would be advisable and the best interest of Monster to adopt the Bylaw Amendment, and adopted amended and restated bylaws to reflect the adoption of the Bylaw Amendment.

On August 8, 2016, Dechert delivered a revised draft of the Merger Agreement to Jones Day accepting on behalf of Monster the proposed resolution of the key points outlined above, except that, other than with respect to a breach of the non-solicitation obligation, Monster’s breach is required to be knowing and intentional to result in payment of a termination fee under the applicable circumstances. Throughout the day on August 8, 2016, Dechert and Jones Day resolved the outstanding open points in the Merger Agreement.

During the evening of August 8, 2016, the parties entered into the Merger Agreement. On the morning of August 9, 2016, before the opening of the New York Stock Exchange, Monster and Randstad issued a joint press release announcing the execution of the Merger Agreement and the proposed transaction. A copy of the release is filed as Exhibit 99.2 to Monster’s Current Report on Form 8-K filed on August 9, 2016 and is incorporated herein by reference.

Subsequent Events

On August 18, 2016, Evercore, Dechert and Monster received an unsolicited indication of interest from a private equity firm (Financial Acquirer F) with an offer price of $3.60 per Share in cash to acquire Monster. In accordance with the Merger Agreement, Randstad was provided a copy of the unsolicited indication of interest.

On August 19, 2016, MediaNews Group, Inc. (“MediaNews”) issued a press release and letter to the Board, disclosing that, following the announcement of the execution of the Merger Agreement, it had accumulated an 11.6% ownership stake in Monster; MediaNews also voiced opposition to the Offer.

On August 19, 2016, the Board held a special meeting, with members of senior management and representatives of Evercore and Dechert also participating to discuss the indication of interest of Financial Acquirer F. Following discussion, the Board authorized representatives of Evercore and Dechert to contact Financial Acquirer F for the sole purpose to clarify and understand the terms and conditions of its proposal to facilitate the Board’s determination of whether such Acquisition Proposal constitutes, or would reasonably be expected to lead to, or result in, a Superior Proposal, solely to the extent permitted by the Merger Agreement.

On August 19, 2016, representatives of Evercore and Dechert spoke to representatives of Financial Acquirer F to clarify the terms of their proposal.

On August 21, 2016, the Board held a special meeting, with members of senior management and representatives of Evercore and Dechert participating to discuss the indication of interest of Financial Acquirer F. After discussion, the Board determined in good faith, after consultation with the Company’s outside legal and financial advisors, and based on information then available, that Financial Acquirer F’s proposal constitutes, or would reasonably be expected to lead to, or result in, a Superior Proposal and that the failure to engage in such negotiations or discussions with, or to furnish such information or access to, Financial Acquirer F would be inconsistent with its fiduciary duties under Applicable Law. Accordingly, the Board then authorized management, Dechert and Evercore, as appropriate, to negotiate an Acceptable Confidentiality Agreement with Financial Acquirer F and, subject to the execution of such Acceptable Confidentiality Agreement, begin due diligence with Financial Acquirer F and engage in negotiations, each solely to the extent permitted by the Merger Agreement. In accordance with the Merger Agreement, Randstad was notified of the Board’s determination.

On August 22, 2016, Monster and Randstad Holding filed Notification and Report Forms pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”) with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division.

On August 23, 2016, Financial Acquirer F signed an Acceptable Confidentiality Agreement with Monster. The confidentiality agreement included a standstill that prohibited Financial Acquirer F from making any proposal regarding a possible acquisition of Monster other than a proposal to our Board on a confidential basis. In accordance with the Merger Agreement, Randstad was provided a copy of the confidentiality agreement. Following the execution of the confidentiality agreement, Monster provided Financial Acquirer F access to its electronic data room and Financial Acquirer F began its due diligence of Monster.

On August 24, 2016, Monster issued an open letter to stockholders in rebuttal of MediaNews’ August 19th press release and letter to our Board. A copy of the press release was filed as Exhibit 99.1 of Monster’s 14D-9-C filed on August 24, 2016 and is incorporated herein by reference.

On August 25, 2016, Messrs. Yates and Stoever and other representatives of Monster met with representatives of Financial Acquirer F for a full day of due diligence meetings at Monster’s Weston, MA offices.

On August 26, 2016, Monster was informed that the FTC granted early termination of the waiting period under the HSR Act with respect to the proposed transaction. See “Item 8. Additional Information — Regulatory Approvals”.

On August 29, 2016, Financial Acquirer F sent a letter informing representatives of Evercore that, given the results of its due diligence, it would be terminating its discussions with Monster. The letter noted, among other reasons, that the fiscal year 2016 revenue forecast is lower than Financial Acquirer F had anticipated, EBITDA is trending lower as a result and, given the ongoing transformation of Monster, the opportunity for cost reductions at Monster is not as evident as Financial Acquirer F had previously believed.

After the execution of the Merger Agreement and as of the date hereof, Monster has not received any Acquisition Proposal other than from Financial Acquirer F.

Reasons for Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, our Board consulted with Monster’s senior management, regarding, among other things, the industry in which the Company operates, the Company’s business and capital plans and the Company’s prospects as an independent company. In addition, the Board consulted with the Company’s financial advisor regarding the financial aspects of the transactions contemplated by the Merger Agreement, as well as the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be received by such stockholders pursuant to the transactions, and with its legal counsel regarding the Board’s legal duties, the terms of the Merger Agreement and related issues. In reaching its determination to approve the terms of the Offer and the Merger and its recommendation that holders of Shares accept the Offer and tender their Shares in the Offer and, if required by applicable law, adopt and approve the Merger Agreement, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation:

•	Offer Price. The Board considered:

•	the fact that the Offer Price represents a multiple of approximately 5.1 times the Company’s estimated fiscal 2016 adjusted earnings before interest, taxes, depreciation and amortization, stock-based compensation expense and other non-recurring adjustments;

•	the fact that the Offer Price represents a price to earnings trading multiple of approximately 17.9 based on estimated fiscal 2016 diluted earnings per Share;

•	the fact that the Offer Price represents an approximately 28.8% premium to the trading price at which the Shares closed on August 5, 2016, an approximately 31.4% premium to the volume weighted average price of the Company’s Shares over the past month and an approximately 29.7% premium to the volume weighted average price of the Company’s Shares over the past three months;

•	the fact that the Offer Price represents an approximately 51.1% premium to the lowest trading price in the last 52-weeks prior to August 5, 2016 and the possibility that it could take a considerable period of time before the trading price of the Shares would reach and sustain at least the per Share Offer Price or Merger Consideration, as applicable, of $3.40, as adjusted for present value; and

•	the Board’s belief that, based on the history of the Company’s negotiations with Randstad, it had obtained Randstad’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

•	Cash Consideration; Certainty of Value. The Board considered the fact that the form of consideration payable to the Company’s stockholders will be cash, which will provide the Company’s stockholders with certainty of value and immediate liquidity, while reducing the market and long-term business risks related to the Company’s future growth prospects.

•	No Financing Condition. The Board considered the fact that the Offer and Merger are not subject to a financing condition. The Board also considered the fact that Parent and Purchaser had access to sufficient cash to satisfy Parent’s and Purchaser’s obligations under the Merger Agreement.

•

Business and Financial Condition of the Company. The Board considered the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of the Company and the execution risks associated with the implementation of the Company’s business strategy, including the impact of increasing competition from traditional media companies (such as newspapers), other employment-related websites and professional networking websites, and its belief, based on its familiarity with such financial condition, results, business, competitive position, properties, assets and prospects that the all-cash Offer Price or Merger Consideration, as applicable, is fair consideration, from a financial point of view, for the Shares. The Board also considered the risk to the Company’s stockholders that the price of the Shares would decline further following the release of the Company’s second quarter 2016 financial results on August 9, 2016 if a transaction is not announced, which would increase pressure on the Company to enter into a transaction in the future but would diminish the Company’s negotiating leverage in such a transaction by reducing the market value of the Company. The Board weighed the certainty of realizing a compelling value for Shares in the Offer and the Merger compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future, if ever, and the substantial risk and uncertainty associated with the Company (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015).

•	Strategic Alternatives. The Board considered the potential benefits of exploring business combination transactions with alternative potential acquirors and the likelihood that any such parties would engage in a business combination transaction with the Company on the same timeframe as Randstad and with a value and contractual terms and conditions superior to those contained in the Merger Agreement. The Board also considered the possibility of continuing as an independent company. Based on the value, timing, risk allocation and other terms and conditions negotiated with Randstad, the Board ultimately determined that the Offer and the Merger are more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including continuing as an independent company. The Board also reviewed and took into consideration the extensive previous discussions between the various interested third parties with respect to potential transactions with those third parties, the Board’s assessment as to the probability that a third party with the financial means would agree to a transaction at a higher price than Parent on similar terms to those agreed to with Parent, and the fact that, at any time before the Acceptance Time, the Company would retain the right to respond to certain unsolicited written Acquisition Proposals (as more fully described below in “—Other Terms of the Merger Agreement—Ability to Respond to Certain Unsolicited Acquisition Proposals.”).

•	Financial Analyses and Opinion of the Company’s Financial Advisor. The Board considered the financial analyses and the opinion, dated August 7, 2016, of Evercore to the Board to the effect that, as of that date and based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the cash consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates). See “—Opinion of the Company’s Financial Advisor—Evercore Group L.L.C.”. The Board was aware that Evercore became entitled to certain fees upon the delivery of its opinion to the Board and will become entitled to additional fees upon consummation of the Offer.

•	Negotiation Process and Procedural Fairness. The Board considered the fact that the terms of the Offer and Merger were the result of robust arms’-length negotiations conducted by the Company, with the knowledge and at the direction of the Board, and with the assistance of legal and financial advisors.

•	Tender Offer Structure; Speed of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure as a tender offer for the Shares, which subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow stockholders to receive the consideration for their Shares in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer.

•	Likelihood of Completion. The Board considered its belief that the Offer and the Merger will likely be consummated, based on, among other factors:

•	the absence of any financing condition to consummation of the Offer or the Merger;

•	the reputation and financial condition of Parent, and Parent’s financial resources and general ability to complete acquisition transactions;

•	the fact that the conditions to the Offer and Merger are specific and limited in scope;

•	that the only material regulatory filings that will be required to consummate the Offer and the Merger are (i) the filing of a pre-merger notification form pursuant to the HSR Act, and (ii) the filing of a Form CO notification with the EC pursuant to the EC Merger Regulation (each as defined below in “Item 8. Additional Information—Regulatory Approvals”), and that the antitrust review should not be difficult;

•	the Company’s ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger; and

•	the Company’s ability under the Merger Agreement to pursue damages.

•	Other Terms of the Merger Agreement. The Board considered other terms of the Merger Agreement, which are more fully described in Section 11—“Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements—The Merger Agreement” in the Offer to Purchase. Certain provisions of the Merger Agreement that the Board considered important included:

•	Minimum Condition. Consummation of the Offer is conditioned on there being validly tendered into the Offer, and not validly withdrawn prior to the then scheduled expiration of the Offer, a number of Shares that, together with the Shares owned by Parent and Purchaser (if any), represents at least a majority of the sum of (i) all Shares then outstanding (including all outstanding Company Restricted Shares (as defined in the Merger Agreement)) plus (ii) all Shares issuable to holders of the Notes from whom the Company has received duly completed notices of exercise plus (iii) all Shares issuable to holders of Company Stock Options (as defined in the Merger Agreement) (such condition, the “Minimum Condition”), which Minimum Condition, if satisfied, would demonstrate strong support for the Offer and the Merger by holders of Shares.

•	Ability to Respond to Certain Unsolicited Acquisition Proposals. The fact that, under the terms of the Merger Agreement, at any time before the Acceptance Time, if the Company receives an unsolicited written Acquisition Proposal (as defined in Section 11—“Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements—The Merger Agreement” in the Offer to Purchase) that did not result from a breach of the Company’s non-solicitation obligations under the Merger Agreement that the Board determines in good faith, after consultation with the Company’s outside legal and financial advisors and based on information then available, constitutes or would reasonably be expected to lead to, or result in, a Superior Proposal (as defined in Section 11—“Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements—The Merger Agreement” in the Offer to Purchase) and that the failure to engage in such negotiations or discussions or to furnish such information or access would be inconsistent with its fiduciary duties under Applicable Law and the Company provides prior notice to Parent of such determination, the Company may provide confidential information pursuant to a customary confidentiality agreement (on terms no less favorable to the Company, in the aggregate, than those contained in the existing confidentiality agreement with Randstad Holding nv) and/or engage in discussions or negotiations with the person or entity making such Acquisition Proposal.

•	Ability to Accept a Superior Proposal. The fact that, under the terms of the Merger Agreement, at any time before the Closing of the Offer, in response to an unsolicited written Acquisition Proposal from any person that the Board determines in good faith, after consultation with its outside counsel and financial advisor, (i) constitutes a Superior Proposal and (ii) the failure to approve or recommend such Superior Proposal would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable law, the Board may terminate the Merger Agreement and cause the Company to enter into a definitive agreement with respect to a Superior Proposal, subject to a four business day match period that would provide Parent the opportunity to negotiate with the Company in order to amend the Merger Agreement. If the Company terminates the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal, the Company will have an obligation to pay to Parent a termination fee of $9.0 million. The Board believed the termination fee, representing approximately 2.75% of the equity value and 2.1% of the enterprise value of the Company at the Offer Price, would not unreasonably deter another party with the strategic interest and financial capability from making a competing proposal for the Company.

•	Intervening Event Recommendation Change. The fact that, under the terms of the Merger Agreement, in response to an Intervening Event (as defined in Section 11—“Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements—The Merger Agreement” in the Offer to Purchase), if the Board determines, after consultation with its legal advisor, that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable law, the Board may make a Change of Recommendation (as defined in Section 11—“Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements—The Merger Agreement” in the Offer to Purchase) on account of such Intervening Event, subject to a four business day notice period that would provide Parent the opportunity to negotiate with the Company in order to amend the Merger Agreement. If Parent terminates the Merger Agreement as a result of such Change of Recommendation, the Company will have an obligation to pay to Parent a termination fee of $9.0 million.

•	Extension of the Offer. The fact that, under the terms of the Merger Agreement, while Purchaser’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not properly withdrawn is subject to a number of conditions (the “Offer Conditions”), Purchaser is required to extend the Offer beyond the initial Expiration Time (unless the Merger Agreement has been terminated in accordance with its terms) in consecutive increments of ten business days each if any Offer Condition has not been satisfied or waived (but not beyond November 30, 2016 (the “End Date”)); provided, however, that if the Offer Conditions related to the HSR Act or the EC Merger Regulations have not been fulfilled by the End Date but all of the other Offer Conditions (other than the Minimum Condition) have been, or are capable of being, fulfilled, the End Date will automatically be extended to January 31, 2017.

•	Appraisal Rights. The Board considered the availability of statutory appraisal rights under Delaware law in connection with the Merger for holders of Shares who do not tender their Shares into the Offer and, if applicable, do not vote their Shares in favor of adoption and approval of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per-Share amount than the Offer Price, which appraisal rights avoid delays in the transaction so that other holders of Shares will be able to receive the Offer Price for their Shares in the Offer and Merger, as applicable.

In reaching its determinations and recommendations described above, the Board also considered the following potentially negative factors:

•	No Participation in the Company’s Future. The Board considered that if the Offer and Merger are consummated, holders of Shares will receive the Offer Price and/or the Merger Consideration in cash and will no longer have the opportunity to (i) participate in any future earnings or growth of the Company or the combined company or (ii) benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions.

•	Non-Solicitation Covenant. The Board considered that the Merger Agreement imposes restrictions on soliciting competing Acquisition Proposals from third parties;

•

Termination Fees. The Board considered the fact that the Company must pay Parent a termination fee of $9.0 million, representing approximately 2.75% of the equity value and 2.1% of the enterprise value of the Company at the Offer Price, if (i) the Company terminates the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (ii) Parent terminates the Merger Agreement because the Board has changed its recommendation, (iii) Parent terminates the Merger Agreement because the Company has materially breached its non-solicitation obligations, or (iv)(A) either party terminates the Merger Agreement because the Merger has not been consummated by the End Date or Parent terminates the Merger Agreement as a result of an intentional and knowing breach of the Merger Agreement by the Company, (B) prior to such termination an Acquisition Proposal was made to the Board or the Company or publicly announced and (C) the Company consummates, or enters into a definitive agreement regarding, an Acquisition Transaction within 12 months following the termination of the Merger Agreement. The Board determined that these termination fee provisions were reasonable and that they would be unlikely to deter an interested third party from making an Acquisition Proposal;

•	Interim Operating Covenants. The Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Offer, requiring the Company to, and to cause its Subsidiaries to, use its commercially reasonable efforts to carry on its business in the ordinary course and, to the extent consistent with these efforts, to use its commercially reasonable efforts to preserve intact its business organization and preserve the present relationships and goodwill with those persons having significant business relationships with the Company or its Subsidiaries, keep available the services of certain key suppliers, maintain in effect all material permits and maintain and enforce all material intellectual property rights, as more fully described in Section 11—“Purpose of the Offer and Plans for Monster; Merger Agreement and Other Agreements—The Merger Agreement” in the Offer to Purchase;

•	Risks the Offer and Merger May Not Be Completed. The Board considered the risk that the conditions to the Offer may not be satisfied and that, therefore, Shares may not be purchased pursuant to the Offer and the Merger may not be consummated. The Board also considered the risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and the potential effect on the trading price of the Shares;

•	Potential Conflicts of Interest. The Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company;” and

•	Taxable Consideration. The Board considered that the all-cash consideration in the Offer and the Merger generally would be taxable to the holders of Shares.

The foregoing discussion of the factors considered by the Board is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Board. After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Board believed were appropriate. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the complexity of these matters, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weight to different factors.

Intent to Tender

As of September 2, 2016, the directors and executive officers of the Company beneficially owned 1,503,118 Shares (not including any Shares underlying unvested equity awards), representing approximately 1.7% of the outstanding Shares. To the Company’s knowledge, all of the directors and executive officers of the Company intend to tender or cause to be tendered all Shares held of record or beneficially by them into the Offer (other than Shares as to which such holder does not have discretionary authority and Shares which may be retained in order to facilitate estate and tax planning dispositions).

Opinion of the Company’s Financial Advisor

Evercore Group L.L.C.

Pursuant to an engagement letter dated as of April 25, 2016, the Company retained Evercore to serve as the Company’s financial advisor in connection with the Company’s evaluation of strategic and financial alternatives. On August 7, 2016, at a meeting of the Company Board, Evercore rendered its opinion to the Company Board to the effect that, as of that date and based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates).

The full text of Evercore’s written opinion, dated August 7, 2016, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken in rendering its opinion, is attached to this Statement as Annex A. The Company encourages you to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was directed to the Company Board and addresses only the fairness, from a financial point of view, of the consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger (other than Parent, Purchaser and their respective affiliates). The opinion does not address any other aspect of the Offer or the Merger and does not constitute a recommendation to the Company Board or to any other persons in respect of the Offer or the Merger, including as to how any holder of Shares should act in respect of the Offer and the Merger. Evercore’s opinion does not address the relative merits of the Offer and the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Offer and the Merger. The summary of the opinion of Evercore set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to the Company that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared and furnished to Evercore by management of the Company;

•	reviewed certain non-public projected financial data relating to the Company prepared by or at the direction of, and approved for Evercore’s use by, management of the Company;

•	discussed the past and current operations, financial projections (as described and set forth in “Item 4. The Solicitation or Recommendation—Certain Forecasts”) and current financial condition of the Company with management of the Company (including their views on the risks and uncertainties of achieving such projections and the Company’s record of achieving its projections in the past);

•	reviewed the reported prices and the historical trading activity of the Shares;

•	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	compared the financial performance of the Company and the valuation multiples relating to the Offer and the Merger with those of certain other transactions that Evercore deemed relevant;

•	reviewed a draft of the Merger Agreement, dated August 6, 2016; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial data relating to the Company referred to above, Evercore assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company under the business assumptions reflected therein. Evercore expressed no view as to any projected financial data relating to the Company or the assumptions on which they were based.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the final executed Merger Agreement will not differ from the draft Merger Agreement reviewed by Evercore, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Offer and the Merger would be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Offer and the Merger would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Offer and the Merger or materially reduce the benefits to the holders of Shares of the Offer and the Merger.

Evercore did not make nor assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor was Evercore furnished with any such appraisals, nor did Evercore evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. It should be understood that subsequent developments may affect Evercore’s opinion and that it does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of Shares, from a financial point of view, of the consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger. Evercore did not express any view on, and its opinion did not address, the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger or otherwise. Evercore assumed that any modification to the structure of the Offer and the Merger would not vary in any respect material to its analysis. Evercore’s opinion did not address the relative merits of the Offer and the Merger as compared to other business or financial strategies that might be available to the Company, nor did it address the underlying business decision of the Company to engage in the Offer and the Merger. In arriving at its opinion, Evercore was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Shares or any business combination or other extraordinary transaction involving the Company. Evercore’s opinion did not constitute a recommendation to the Board or to any other persons in respect of the Offer or the Merger, including as to how any holder of Shares should act in respect of the Offer and the Merger. Evercore expressed no opinion as to the price at which shares of the Company would trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

Summary of Material Financial Analyses

Set forth below is a summary of the material financial analyses performed by Evercore and reviewed with the Board on August 7, 2016 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before August 3, 2016, and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand fully the financial analyses. The tables alone do not constitute a complete description of the financial analyses. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

In performing the financial analyses summarized below, Evercore utilized and relied upon the projected financial data relating to the Company prepared by or at the direction of, and approved for Evercore’s use by, management of the Company as described below in additional detail in the section entitled “Item 4. The Solicitation or Recommendation—Background and Reasons for the Recommendation—Certain Forecasts” beginning on page 40.

Discounted Cash Flow Analysis

Evercore calculated a range of values per Share based on a discounted cash flow analysis to value the Company as a standalone entity. Evercore calculated the net present value of projected unlevered free cash flows for the Company for the last two quarters of fiscal year 2016 and for fiscal years 2017 through 2021 and calculated terminal values based on a perpetuity growth rate ranging from (2.0%) to 2.0% of the Company’s terminal year projected unlevered free cash flow. Evercore selected this range of perpetuity growth rates based on the application of its professional judgment. These values were then discounted, using a mid-year convention, to present values as of June 30, 2016 at discount rates ranging from 8.5% to 10.5%, which discount rates were selected based upon an analysis of the weighted average cost of capital of the Company derived using the capital asset pricing model plus a size premium and taking into account the capital structures and costs of equity and debt of the Company and the “Selected Companies” identified below in the summary of the Trading Multiples Analysis. This analysis resulted in an implied value per Share ranging from $1.17 to $2.41, compared to the consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger.

Evercore also performed a discounted cash flow analysis using the terminal value multiple method and the range of discount rates summarized above. Evercore calculated the net present value of projected unlevered free cash flows for the Company for the last two quarters of fiscal year 2016 and for fiscal years 2017 through 2021 and calculated terminal values based on a range of multiples of 5.5x to 7.5x of the Company’s projected terminal year Adjusted EBITDA less stock-based compensation expense (“SBC”). Evercore selected these multiples of terminal Adjusted EBITDA less SBC based on the application of its professional judgment. This analysis resulted in an implied value per Share ranging from $2.68 to $3.96, compared to the consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger.

Trading Multiples Analysis

Evercore reviewed and compared certain financial and operating information relating to the Company to corresponding information of eleven selected publicly traded companies in the online job recruitment and human resources solutions and services industries, which are collectively referred to as the Selected Companies. Although none of the Selected Companies is identical or directly comparable to the Company, the companies were chosen because they have one or more business or operating characteristics, market valuations or trading valuations similar to what might be expected of the Company. The Selected Companies were as follows:

Company	Jurisdiction

• Axel Springer SE	Germany

• DHI Group, Inc.	United States of America

• Hays plc	United Kingdom

• ManpowerGroup Inc.	United States of America

• On Assignment, Inc.	United States of America

• PageGroup plc	United Kingdom

• Randstad Holding nv	Netherlands

• Recruit Holdings Co., Ltd.	Japan

• Robert Walters plc	United Kingdom

• SThree plc	United Kingdom

• TEGNA Inc.	United States of America

Evercore calculated and analyzed various financial multiples of the Selected Companies as follows:

•	The multiple of total enterprise value, or TEV, calculated as fully diluted equity value plus debt, less unconsolidated assets, less cash and cash equivalents, to estimated EBITDA, which for purposes of the Selected Companies means estimated earnings before interest, taxes, depreciation and amortization, which is referred to below as TEV / EBITDA, for each of calendar years 2016 and 2017, or CY2016E and CY2017E, respectively.

•	The multiple of TEV to estimated Adjusted EBITDA, which for purposes of the Selected Companies means estimated earnings before interest, taxes, depreciation and amortization and stock-based compensation expense, which is referred to below as TEV / Adjusted EBITDA, for each of CY2016E and CY2017E, respectively.

•	The multiple of TEV to EBITDA less capital expenditures (“Capex”), which for purposes of the Selected Companies means estimated earnings before interest, taxes, depreciation and amortization, less capital expenditures, which is referred to below as TEV/EBITDA less Capex, for each of calendar years 2016 and 2017, or CY2016E and CY2017E, respectively.

The multiples for each of the Selected Companies were calculated using the closing prices of the Selected Companies’ common stock on August 3, 2016 and were based on, and derived from, the Selected Companies’ publicly available filings and financial data provided by Wall Street research.

This analysis indicated the following for the eleven Selected Companies:

Metric	High	75th Percentile	Mean	Median	25th Percentile	Low
TEV / EBITDA CY2016E	10.9x	9.2x	8.2x	8.1x	7.1x	6.4x
TEV / EBITDA CY2017E	10.2x	8.9x	8.0x	7.8x	7.5x	6.0x
TEV / Adjusted EBITDA CY2016E*	8.9x	8.4x	7.6x	7.7x	6.6x	5.7x
TEV / Adjusted EBITDA CY2017E*	9.1x	8.1x	7.4x	7.7x	6.7x	5.2x
TEV/EBITDA less Capex CY2016E	14.2x	10.6x	9.5x	9.6x	7.8x	6.8x
TEV/EBITDA less Capex CY2017E	12.9x	9.7x	9.1x	9.0x	8.4x	6.4x

*	The multiples for the following Selected Companies were not available: Axel Springer SE and Recruit Holdings Co., Ltd.

This analysis also indicated the following for the three Selected Companies having a market equity value of less than $1 billion (DHI Group, Inc., Robert Walters plc and SThree plc):

Metric	High	Low
TEV / EBITDA CY2016E	8.1x	6.6x
TEV / EBITDA CY2017E	7.8x	6.0x
TEV / Adjusted EBITDA CY2016E	8.1x	5.7x
TEV / Adjusted EBITDA CY2017E	7.8x	5.2x
TEV/EBITDA less Capex CY2016E	9.7x	7.8x
TEV/EBITDA less Capex CY2017E	9.2x	7.1x

Based upon the information presented in the tables above and the application of Evercore’s professional judgment, Evercore selected reference multiple ranges and multiples, which were then applied to:

•	the Company’s estimated CY2016E and CY2017E Adjusted EBITDA, which for purposes of the Company means revenue less operating expenses, plus depreciation and amortization expenses, plus non-cash stock-based compensation expense, plus other non-recurring adjustments, which is referred to below as Adjusted EBITDA, for each of CY2016E and CY2017E, respectively;

•	the Company’s estimated CY2016E and CY2017E Adjusted EBITDA less stock-based compensation, which is referred to below as Adjusted EBITDA less SBC, which for purposes of the Company means revenue less operating expenses, plus depreciation and amortization expenses, plus other non-recurring adjustments, for each of CY2016E and CY2017E, respectively; and

•	the Company’s estimated CY2016E and CY2017E Adjusted EBITDA less capital expenditures and stock-based compensation expense, which is referred to below as Adjusted EBITDA less Capex less SBC, which for purposes of the Company means revenue less operating expenses, plus depreciation and amortization expenses, less capital expenditures, plus other non-recurring adjustments, for each of CY2016E and CY2017E, respectively;

to arrive at the following implied values per Share, compared in each case to the consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger.

Company Metric	Reference Multiple Range	Implied Value per Share
CY2016E Adjusted EBITDA	4.5x – 6.5x	$2.88 – $4.50
CY2017E Adjusted EBITDA	4.0x – 6.0x	$2.55 – $4.20
CY2016E Adjusted EBITDA less SBC	5.5x – 7.5x	$3.30 – $4.78
CY2017E Adjusted EBITDA less SBC	5.0x – 7.0x	$2.99 – $4.49
CY2016E Adjusted EBITDA less Capex less SBC	7.0x – 9.0x	$2.01 – $2.80
CY2017E Adjusted EBITDA less Capex less SBC	6.0x – 8.0x	$1.68 – $2.49

Although the Selected Companies were used for comparison purposes, none of the Selected Companies is identical or directly comparable to the Company. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the Company and other factors that could affect the public trading value of the companies to which the Company is being compared. In evaluating the Selected Companies, Evercore made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the Company and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of the Company, the industry or the financial markets in general. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using trading data of the Selected Companies.

Precedent Transactions Analysis

Evercore reviewed publicly available information relating to selected acquisition transactions in the online job recruitment and human resources solutions and services industries, which are referred to as the “Precedent Transactions.” Evercore chose the Precedent Transactions for purposes of this analysis because Evercore believed they represented relevant transactions in the online job recruitment and human resources solutions and services industries for which information was publicly available and that involved target companies that have one or more business or operating characteristics similar to the Company.

The Precedent Transactions were:

Month and Year Announced	Acquiror	Target	Target Jurisdiction
November 2014	Investor group led by Elbrus Capital	Mail.ru Group Limited’s HeadHunter business	Russian Federation

May 2014	Axel Springer SE	Daily Mail and General Trust plc’s Jobsite business	United Kingdom

March 2014	The Providence Service Corporation	Ingeus Limited	Australia

December 2013	On Assignment, Inc.	CyberCoders Holdings, Inc.	United States of America

October 2013	Axel Springer SE	YOURCAREERGROUP	Israel

March 2012	Axel Springer SE	RELX PLC’s Totaljobs Group business	United Kingdom

February 2012	Lloyds Banking Group plc	Network Group Holdings plc	United Kingdom

November 2010	Chandler Macleod Group Limited	Ross Human Directions Limited	Australia

March 2010	Interlife Holdings Co., Ltd.	D-NA Network Co., Ltd.	Japan

For each of the Precedent Transactions for which information was publicly available, Evercore calculated the multiples of

•	the target company’s total enterprise value to last twelve months publicly available earnings before interest, taxes, depreciation and amortization, and, where applicable, certain other non-cash and non-recurring adjustments, referred to below as TEV / LTM Adjusted EBITDA.

This analysis indicated the following:

Metric	High	75th Percentile	Median	25th Percentile	Low
TEV / LTM Adjusted EBITDA*	8.5x	7.6x	6.6x	4.5x	3.7x

*	The multiples for the transactions involving the following target companies were not available: Daily Mail and General Trust plc’s Jobsite business, YOURCAREERGROUP, RELX PLC’s Totaljobs Group business and D-NA Network Co., Ltd.

Based upon the information presented in the tables above and the application of Evercore’s professional judgment, Evercore selected reference multiple ranges, which were then applied to the Company’s LTM Adjusted EBITDA as of June 30, 2016 to arrive at the following implied values per Share, compared in each case to the consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger. For purposes of this analysis, the Company’s LTM Adjusted EBITDA means revenue less operating expenses, plus depreciation and amortization expenses, plus non-cash stock-based compensation expenses, plus other non-recurring adjustments.

Company Metric	Reference Multiple Range	Implied Value per Share
TEV / LTM Adjusted EBITDA	4.5 – 7.5x	$3.29 – $6.00

Although the Precedent Transactions were used for comparison purposes, none of those transactions is identical or directly comparable to the Offer or the Merger, and none of the target companies in the Precedent Transactions is identical or directly comparable to the Company. In evaluating the Precedent Transactions, Evercore made judgments and assumptions with regard to general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of the Company, the industry or in the financial markets in general. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using transaction data of the Precedent Transactions.

Other Factors

Evercore also reviewed certain other factors that were not considered part of Evercore’s financial analyses with respect to its opinion but were noted for reference purposes only, including:

Leveraged Buyout Analysis

Evercore performed a leveraged buyout analysis of the Company to estimate the price per share that a potential financial buyer might be willing to pay. For purposes of this analysis, Evercore assumed, based on the application of its professional judgment, that the financial buyer would complete the transaction on June 30, 2016, a target internal rate of return ranging from 18.0% to 22.0%, an exit by the financial buyer on December 31, 2021 and entry leverage of 2.5x the Company’s Adjusted EBITDA less SBC for the last twelve months ended June 30, 2016. To estimate the value of the Company at exit on December 31, 2021, Evercore applied a TEV / Adjusted EBITDA less SBC multiple range of 5.5x to 7.5x to the Company’s estimated Adjusted EBITDA less SBC for fiscal year 2021. This analysis resulted in an implied value per Share ranging from $2.05 to $2.93, compared to the consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger.

Premiums Paid Analysis

Evercore performed an analysis of selected transactions to compare premiums paid in such transactions to the premium implied by the consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger. While none of the companies that participated in the selected transactions is directly comparable to the Company and none of the transactions in the selected transactions analysis is directly comparable to the Offer or the Merger, the selected transactions do share certain characteristics as set forth below.

Evercore reviewed 337 global business combinations announced since January 1, 2005 involving transaction values in the range of $375 million to $575 million (including both announced and completed transactions and only including transactions that resulted in, or announced, a change of control). Evercore also reviewed 17 technology transactions announced since January 1, 2014 involving transactions values in the range $375 million to $575 million (excluding transactions involving hardware manufacturers). For each of the selected transactions, Evercore analyzed the premium paid to the target stock price one day prior to the announcement of the transaction. This analysis indicated the following implied premiums for the selected transactions:

Implied Premiums

	75th Percentile	Median	25th Percentile
Global Business Combinations—One Day Prior	40.6%	20.4%	11.4%
Technology Transactions—One Day Prior	44.3%	32.8%	15.7%

Based on this analysis, to calculate implied values per Share, Evercore used:

•	the closing price of the Shares on August 3, 2016 and a premium range of 11.4% to 40.6% based on premium range for all global business combinations involving transaction values in the range of $375 million to $575 million since January 1, 2005, and

•	the closing price of the Shares on August 3, 2016 and a premium range of 15.7% to 44.3% for all technology transactions (excluding hardware) involving transaction values in the range of $375 million to $575 million announced since January 1, 2014.

This analysis indicated the following implied values per Share, compared to the consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger:

Date	Reference Premium Range	Implied Value per Share
Global Business Combinations—One Day Prior	11.4% - 40.6%	$2.82 - $3.56
Technology Transactions—One Day Prior	15.7% - 44.3%	$2.93 - $3.65

Research Analyst Price Targets

Evercore analyzed five research analyst estimates of potential future value for the Shares, or price targets, based on publicly available equity research published with respect to the Company. As of August 3, 2016, the observed undiscounted research analyst price targets per Share were $2.50 to $4.00, compared to the consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger.

52-Week Price Range

Evercore reviewed the trading prices of the Shares for the 52 weeks ended on August 3, 2016 and noted that the low and high per share closing prices during such period were $2.25 and $8.11, respectively, compared to the consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger.

Premium Analysis

Evercore reviewed the closing prices of the Shares on various days and over various periods. The table below provides the stock prices for those days and periods and the premium implied by the consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger.

This analysis indicated the following:

	Historical Price per Share	Premium (Discount) Implied by Consideration of $3.40 per Share
August 3, 2016	$2.53	34.4%
1 Month Average	$2.60	30.6%
3 month Average	$2.65	28.4%
52 week Low	$2.25	51.1%
52 week High	$8.11	(58.1%)
1 year Average	$4.69	(27.5%)
3 year Average	$5.39	(36.9%)
5 year Average	$6.05	(43.8%)

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the Offer and the Merger by the Company Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the Shares. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company.

Evercore prepared these analyses for the purpose of providing an opinion to the Company Board as to the fairness, from a financial point of view, of the consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger to the holders of Shares. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates. The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between the Company and Parent, rather than by any financial advisor, and was approved by the Company Board. The analyses supplied by Evercore and its opinion were among several factors taken into consideration by the Company Board in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

The issuance of the fairness opinion was approved by an opinion committee of Evercore.

Pursuant to the terms of Evercore’s engagement letter with the Company, the Company has agreed to pay Evercore a fee of $1 million upon delivery of Evercore’s opinion to the Company Board, regardless of the conclusion reached therein. The Company has also agreed to pay Evercore a success fee, based upon a percentage of the transaction value of the Offer and the Merger, currently estimated to be approximately $5.3 million, which is contingent upon the closing of the Offer and against which the opinion fee shall be credited. At the sole discretion of the Company, an additional fee may be payable to Evercore. In addition, the Company has agreed to reimburse Evercore for its reasonable and documented out-of-pocket expenses, including legal fees, expenses and disbursements, incurred in connection with, and to indemnify Evercore or its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons for certain liabilities arising out of, its engagement.

During the two-year period prior to the date of its opinion, Evercore and its affiliates provided financial advisory services to the Company in connection with the sale of the Company’s JobKorea subsidiary and received aggregate fees of $1 million for the rendering of these services. In addition, during the two-year period prior to the date of its opinion, no material relationship existed between Evercore and its affiliates and Parent or Randstad Holding, the parent company of Parent, pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship. Evercore may provide financial or other services to the Company and Parent or its affiliates in the future and in connection with any such services may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Parent and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The Company Board engaged Evercore to act as a financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Certain Forecasts

Important Information Concerning the Forecasts

Other than quarterly and annual financial guidance provided to investors, which may cover such areas as revenue and diluted earnings per share, among other items, and which it may update from time to time, the Company does not currently, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates. In addition, the Company’s management does not currently, as a matter of course, prepare multi-year prospective financial information. However, in order to assist the Board with its evaluation of the consideration of $3.40 per Share to be received by the holders of Shares in the Offer and the Merger, and to enable Evercore to perform certain financial analyses in connection with its opinion to the Board, certain non-public projected financial data relating to the Company for the years 2016 through 2021 was prepared by or at the direction of, and approved for Evercore’s use by, management of the Company (the “Forecasts”). Management discussed the Forecasts at length with Evercore and determined that, in light of current operations and competition, a low or no growth revenue scenario (which would be an improvement over recent operating performance) combined with continued margin pressure and the need to invest in the Company’s product and technology was the most likely scenario for the planning horizon included in the Forecasts. Evercore utilized and relied upon the Forecasts in performing certain financial analyses in connection with its opinion to the Board. The Forecasts were not provided to Parent or any other potential acquirer, other than the Revenue and Adjusted EBITDA for 2016 through 2021 which were provided to Parent on August 6, 2016, under the circumstances described in “Item 4. The Solicitation or Recommendation—Background and Reasons for the Recommendation—Background of the Merger Agreement.”

The following is a summary of the Forecasts:

($ in millions)	2016E	2017E	2018E	2019E	2020E	2021E
Revenue	$629.1	$643.9	$643.9	$643.9	$643.9	$643.9
Adjusted EBITDA(1)	$78.7	$80.6	$80.6	$80.6	$80.6	$80.6
SBC(2)	$6.8	$7.6	$7.6	$7.6	$7.6	$7.6
Capex(3)	$33.4	$33.4	$33.4	$33.4	$33.4	$33.4
Adjusted EBITDA less SBC(4)	$71.9	$73.0	$73.0	$73.0	$73.0	$73.0
Unlevered free cash flow(5)	$20.0	$24.6	$21.6	$20.5	$20.5	$20.5

(1)	Adjusted EBITDA represents revenue less operating expenses, plus depreciation and amortization expenses, plus non-cash stock-based compensation expenses, plus other non-recurring adjustments.
(2)	Non-cash stock-based compensation.
(3)	Capital expenditures.
(4)	Adjusted EBITDA less SBC means Adjusted EBITDA less stock-based compensation expense and represents revenue less operating expenses, plus depreciation and amortization expenses, plus other non-recurring adjustments.
(5)	Unlevered free cash flow represents revenue less operating expenses, less unlevered taxes, plus depreciation and amortization, less capital expenditures, less change in net working capital.

Additional Information Concerning the Forecasts

The summary of the Forecasts is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial Forecasts that were provided to the Board and used by Evercore in connection with its financial analyses and opinion to the Board and is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The Forecasts were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. The Forecasts are forward-looking statements.

No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The BDO USA, LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.

By including the Forecasts in this Schedule 14D-9, neither the Company nor any of its representatives has made or makes any representation to any person regarding the information included in the Forecasts or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or Evercore considered, or now considers, the Forecasts to be material or necessarily predictive of actual future results or events, and the Forecasts should not be relied upon as such.

The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Forecasts, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain. Because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and results in the Forecasts not being achieved include, but are not limited to, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and described under the section below entitled “Special Note About Forward-Looking Statements”. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of future results.

The Forecasts were developed for the Company on a standalone basis without giving effect to the Offer and the Merger, and therefore the Forecasts do not give effect to the Offer, the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including cost synergies realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Forecasts.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Information pertaining to the retention of and fees payable to Evercore in “Item 4. The Solicitation or Recommendation—Background and Reasons for the Recommendation—Opinion of the Company’s Financial Advisor” is incorporated herein by reference.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, except for an open market sale by Michael C. Miller on August 15, 2016 of 7,103 Shares at a weighted-average sale price of $3.5405 pursuant to a pre-existing 10b5-1 trading plan.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

Merger-Related Compensation to Named Executive Officers of the Company

In accordance with Item 402(t) of Regulation S-K, the table below titled “Golden Parachute Compensation” sets forth the compensation that is based on or otherwise relates to the Merger that will or may become payable to each of the Company’s named executive officers.

The amounts indicated in the table below titled “Golden Parachute Compensation” are estimates of the amounts that would be payable, assuming, solely for purposes of this table, that (i) the Merger is consummated on October 3, 2016 (the initial expiration date of the Offer), (ii) the Merger Consideration is $3.40, (iii) each of the named executive officers experiences a termination by the Company without cause or termination by the applicable named executive officer for good reason on that date and (iv) quantification of outstanding equity awards is calculated based on the outstanding equity awards held by each named executive officer as of October 3, 2016, which is the initial expiration date of the Offer. As described below, some of the amounts set forth in the table below would be payable by virtue of the consummation of the Merger (“single-trigger” payments), while other amounts would be payable only if a qualifying termination of employment occurs within a certain period of time following the consummation of the Merger (“double-trigger” payments). In addition to the assumptions regarding the consummation date of the Merger and termination of the employment of the named executive officers, these estimates are based on a number of other assumptions, including those described in the footnotes accompanying the tables below. Accordingly, the ultimate values to be received by a named executive officer in connection with the Merger may materially differ from the amounts set forth below.

Golden Parachute Compensation(1)

Name	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Timothy T. Yates	$3,000,000	$1,737,380	$257,010	$4,994,390
Mark C. Stoever	$1,650,000	$1,483,077	$21,268	$3,154,345
Michael C. Miller	$1,275,000	$563,774	$21,144	$1,859,918

(1)	James M. Langrock, Michael B. McGuinness and Lise Poulos were named executive officers in the proxy statement for our 2016 annual meeting of stockholders. None of such former executive officers will be entitled to any compensation that is based on or otherwise relates to the Merger.

(2)	The amounts reported in this column represent the value of severance benefits to which each of the named executive officers would be entitled under the terms of their employment agreements in the event that their employment is terminated by the Company without cause or by the named executive officer for good reason within 18 months (in the case of Mr. Yates) or 12 months (in the case of Messrs. Stoever and Miller) following the consummation of the Merger. With respect to Mr. Yates, the amount reported in this column represents a lump sum severance payment equal to two times the sum of (a) Mr. Yates’ base salary at the time of termination ($750,000) and (b) the greater of (X) Mr. Yates’ target bonus for the year of termination or (Y) the bonus paid or payable to Mr. Yates for the fiscal year ending immediately prior to the year in which such termination occurs ($750,000). With respect to Mr. Stoever, the amount reported in this column represents a lump sum severance payment equal to 1.5 times the sum of (a) Mr. Stoever’s base salary at the time of termination ($550,000) and (b) the greater of (X) Mr. Stoever’s target bonus for the year of termination or (Y) the bonus paid or payable to Mr. Stoever for the fiscal year ending immediately prior to the year in which such termination occurs ($550,000). With respect to Mr. Miller, the amount reported in this column represents a lump sum severance payment equal to 1.5 times the sum of (a) Mr. Miller’s base salary at the time of such termination ($425,000) and (b) the greater of (X) Mr. Miller’s target bonus for the year of termination or (Y) the bonus paid or payable to Mr. Miller for the fiscal year ending immediately prior to the year in which such termination occurs ($425,000). Each of Messrs. Stoever and Miller are also entitled to an additional severance payment equal to the bonus he would have earned for the fiscal year of his termination, pro-rated for the number of days worked in the fiscal year in which such termination occurs, such bonus to be paid at the time bonuses for such fiscal year are generally paid. For purposes of this disclosure, it is assumed that the Company will not pay bonuses to its executives for the fiscal year of termination.
(3)	With respect to Mr. Yates, the amount reported in this column represents the value of (i) 136,262 Company Restricted Stock Units whose vesting will be accelerated upon the consummation of the Merger and (ii) 374,732 Company Post-March 1, 2016 Performance Shares whose vesting will be accelerated in the event Mr. Yates is terminated by the Company without cause or terminates for good reason within 18 months following the consummation of the Merger. With respect to Mr. Stoever, the amount reported in this column represents the value of (i) 100,000 Company Restricted Stock Units whose vesting will be accelerated upon the consummation of the Merger, (ii) 15,000 Company Restricted Shares whose vesting will be accelerated upon the consummation of the Merger and (iii) 321,199 Company Post-March 1, 2016 Performance Shares whose vesting will be accelerated in the event Mr. Stoever is terminated by the Company without cause or terminates for good reason within 12 months following the consummation of the Merger. With respect to Mr. Miller, the amount reported in this column represents the value of (i) 43,750 Company Restricted Stock Units whose vesting will be accelerated upon the consummation of the Merger, (ii) 15,000 Company Restricted Shares whose vesting will be accelerated upon the consummation of the Merger and (iii) 107,066 Company Post-March 1, 2016 Performance Shares whose vesting will be accelerated in the event Mr. Miller is terminated by the Company without cause or terminates for good reason within 12 months following the consummation of the Merger.
(4)	The amounts reported in this column represent the value of continued health and welfare benefits to which each of the named executive officers would be entitled under the terms of their employment agreements in the event that their employment is terminated by the Company without cause or by the named executive officer for good reason within 18 months (in the case of Mr. Yates) or 12 months (in the case of Messrs. Stoever and Miller) following the consummation of the Merger. With respect to Mr. Yates, the amount reported in this column represents the value of the following medical benefits for Mr. Yates and his spouse that will commence upon his termination of employment for any reason: the Company shall pay the cost of (1) Medicare supplemental plan benefits for Mr. Yates and his spouse for life and (2) private insurance coverage for his spouse until such time as his spouse becomes Medicare eligible. With respect to Messrs. Stoever and Miller, the amounts reported in this column represents the value of continued medical, dental and life insurance benefits for 18 months after termination for himself and his eligible dependents.

Regulatory Approvals

The Offer is conditioned on satisfaction of the conditions that (i) all waiting periods under the HSR Act will have expired or been terminated and (ii) the European Commission (the “EC”) has declared, or been deemed to have declared, that the transaction is compatible with the common market pursuant to Article 22 of Council Regulation EC No. 139/2004 (the “EC Merger Regulation”).

United States Antitrust Laws

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. See Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase.

The Company and Randstad Holding filed Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division on August 22, 2016. On August 26, 2016, the Company was informed that the FTC granted early termination of the waiting period under the HSR Act with respect to the proposed transaction.

The FTC and the Antitrust Division scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the FTC or the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

European Union Antitrust Laws

Under the EC Merger Regulation, the purchase of Shares pursuant to the Offer may not be completed before it is notified to the EC and the EC has declared, or been deemed to have declared, that the transaction is compatible with the common market. The parties plan to file the Form CO notification in connection with the Offer with the EC as promptly as practicable. Under the provisions of the EC Merger Regulation, the initial (Phase I) review period is generally 25 working days, subject to extension. If the EC has serious doubts whether a notified transaction is compatible with the common market, it may initiate Phase II proceedings, which last an additional 90 to 125 working days. The EC could prohibit the transaction by declaring that the concentration is incompatible with the common market or the EC could require, as a condition to clearance, a remedy such as the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent or its affiliates, or of Monster or its subsidiaries. Although the parties believe that consummation of the Offer is not incompatible with the common market, there can be no assurance that a challenge to the Offer will not be made by the EC or, if a challenge is made, what the result will be.

Appraisal Rights

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Statement as Annex B. The following summary does not constitute legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Stockholders should carefully review the full text of Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights, as well as the information discussed below. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery (the “Court of Chancery”) and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price or the Merger Consideration.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. This Statement constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Because of the complexity of the procedures for exercising the right to seek appraisal, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive an amount in cash equal to the Offer Price, without interest and less any required withholding taxes.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for the Shares occurs, and 20 days after the date of mailing of this notice, deliver to the Company at the address indicated below a written demand for appraisal of such Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above on or within 10 days after the effective date of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Monster Worldwide, Inc., 133 Boston Post Road, Building 15, Weston, Massachusetts 02493, Attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition, or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefore has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivering of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the timely filing of such petition for appraisal by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition for appraisal, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice is provided to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit stock certificates held by them, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings solely with respect to that stockholder.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter’s exclusive remedy.

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value”

under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the Merger Consideration. Neither Parent nor the Company anticipates offering more than the Offer Price or the Merger Consideration to any stockholder exercising appraisal rights, and each of Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal with respect to such Shares, such Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration by delivering to the Company a written withdrawal of such stockholder’s demand for appraisal and acceptance of the terms of the Merger either within 60 days after the Effective Time or thereafter with the written approval of the Company. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the Merger Consideration within 60 days after the Effective Time.

If you wish to exercise your appraisal rights with respect to any Shares, you must not tender such Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you tender your Shares in the Offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (in general, a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66-2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Company Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer), as described in this Schedule 14D-9, for purposes of rendering inapplicable thereto (to the fullest extent permitted by applicable law) those restrictions applicable to business combinations contained in Section 203 of the DGCL, and Parent and Purchaser have represented that neither Parent nor any of its “affiliates” or “associates” is, or at any time during the three-year period preceding the date of the Merger Agreement, has been, an “interested stockholder” of the Company (as such quoted terms are defined in Section 203). Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. As set forth in the Offer to Purchase, in the event it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered into the Offer, or be delayed in consummating the Offer.

Stockholder Approval Not Required

If the Offer is consummated, the Company does not anticipate seeking the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for stock of a public corporation, and subject to certain statutory provisions, the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement in which the target corporation is a constituent corporation under the DGCL and the target corporation’s certificate of incorporation, and the holders of stock not tendered into the tender offer (other than holders of stock for which appraisal rights have been validly perfected or stock owned by Parent, the Company or any of their respective wholly owned subsidiaries) receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Certain Litigation

To the knowledge of the Company, as of September 2, 2016, there is no pending litigation against the Company, Parent or Purchaser in connection with the Offer or the Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Company’s subsequent Quarterly Reports on Form 10-Q.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this Schedule 14D-9 regarding the planned transaction, the expected timetable for completing the planned transaction, future financial and operating results, future capital structure and liquidity, benefits of the panned transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company include forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of completion of the planned transaction, the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of Monster Worldwide, Inc., the possibility that competing offers will be made and the satisfaction or waiver of the other conditions to the consummation of the planned transaction; the potential impact of the announcement or consummation of the planned transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents filed and to be filed by Randstad North America, Inc. and Monster Worldwide, Inc. Forward-looking statements speak only as of the date the statement was made. However, Monster Worldwide, Inc. will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with Monster Worldwide, Inc.’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

ITEM 9. EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated September 6, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Randstad North America, Inc. and Merlin Global Acquisition, Inc. on September 6, 2016 (the “Schedule TO”)).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(i)	Joint Press Release of Monster Worldwide, Inc. and Randstad North America, Inc., issued on August 9, 2016 (incorporated by reference to Exhibit 99.2 to Monster Worldwide, Inc.’s Current Report on Form 8-K filed on August 9, 2016).

(a)(5)(ii)	Transcript of Audio Message to Monster Worldwide, Inc.’s Employees (incorporated by reference to Monster Worldwide Inc.’s 14D-9-C filed on August 9, 2016).

(a)(5)(iii)	Monster Worldwide, Inc.’s Letter to Employees, dated August 9, 2016 (incorporated by reference to Monster Worldwide Inc.’s 14D-9-C filed on August 9, 2016).

(a)(5)(iv)	Monster Worldwide, Inc.’s Toolkit to Certain Members of Senior Management (incorporated by reference to Monster Worldwide Inc.’s 14D-9-C filed on August 9, 2016).

(a)(5)(v)	Monster Worldwide, Inc.’s Leader Pre-Briefing Talking Points (incorporated by reference to Monster Worldwide Inc.’s 14D-9-C filed on August 9, 2016).

(a)(5)(vi)	Monster Worldwide, Inc.’s Sales Force Call Talking Points (incorporated by reference to Monster Worldwide Inc.’s 14D-9-C filed on August 9, 2016).

(a)(5)(vii)	Monster Worldwide, Inc.’s Letter to Certain of its Customers, dated August 9, 2016 (incorporated by reference to Monster Worldwide Inc.’s 14D-9-C filed on August 9, 2016).

(a)(5)(viii)	Monster Worldwide, Inc.’s Sales Force Talking Points / Q&A (incorporated by reference to Monster Worldwide Inc.’s 14D-9-C filed on August 9, 2016).

(a)(5)(ix)	Monster Worldwide, Inc.’s Supplier/Vender/Business Partner Letter (incorporated by reference to Monster Worldwide Inc.’s 14D-9-C filed on August 9, 2016).

(a)(5)(x)	Monster Worldwide, Inc.’s Supplier/Vender/Business Partner Talking Points (incorporated by reference to Monster Worldwide Inc.’s 14D-9-C filed on August 9, 2016).

(a)(5)(xi)	Monster Worldwide, Inc.’s Social Media Posts (incorporated by reference to Monster Worldwide Inc.’s 14D-9-C filed on August 9, 2016).

(a)(5)(xii)	Notice, dated August 11, 2016, to Holders of the Company’s 3.50% Convertible Senior Notes Due 2019 and the Trustee Under the Indenture Relating to Such 3.50% Convertible Senior Notes (incorporated by reference to Exhibit 99.1 of Monster Worldwide Inc.’s 14D-9-C filed on August 11, 2016).

Exhibit No.	Description

(a)(5)(xiii)	Open Letter to Stockholders, dated August 24, 2016 (incorporated by reference to Exhibit 99.1 of Monster Worldwide Inc.’s 14D-9-C filed on August 24, 2016).

(a)(5)(xiv)	Opinion of Evercore Group L.L.C., dated as of August 7, 2016 (included as Annex B to this Schedule 14D-9).

(a)(5)(xv)	Summary Advertisement, published September 6, 2016 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(xvi)	Letter to Stockholders of the Company, dated September 6, 2016 (filed herewith).

(e)(1)	Agreement and Plan of Merger, dated as of August 8, 2016, by and among Randstad North America, Inc., Merlin Global Acquisition, Inc. and Monster Worldwide, Inc. (incorporated by reference to Exhibit 2.1 to Monster Worldwide, Inc.’s Current Report on Form 8-K filed on August 9, 2016).

(e)(2)	Confidentiality Agreement, dated as of June 20, 2016, between Monster Worldwide, Inc. and Randstad Holding nv (filed herewith).

(e)(3)	Exclusivity Agreement, dated as of July 22, 2016, between Randstad Holding nv and Monster Worldwide, Inc (filed herewith).

(e)(4)	Certificate of Incorporation of Monster Worldwide, as amended (incorporated by reference to Exhibit 3.1 of Monster Worldwide, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed on March 1, 2007).

(e)(5)	Amended and Restated Bylaws of Monster Worldwide, Inc. (incorporated by reference to Exhibit 3.2 to Monster Worldwide, Inc.’s Current Report on Form 8-K filed on August 9, 2016).

(g)	Not applicable.

Annex A	— Opinion of Evercore Group L.L.C., dated August 7, 2016

Annex B	— Delaware Appraisal Rights Statute (Section 262 of the DGCL)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MONSTER WORLDWIDE, INC.

By:	/s/ Michael C. Miller
Name: Michael C. Miller
Title: Executive Vice President, General Counsel and Secretary

Dated: September 6, 2016

ANNEX A

OPINION OF EVERCORE GROUP L.L.C.

E V E R C O R E

August 7, 2016

The Board of Directors

Monster Worldwide, Inc.

622 Third Avenue

New York, New York 10017

Members of the Board of Directors:

We understand that Monster Worldwide, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”), with Randstad North America, Inc. (“Parent”) and Merlin Global Acquisition, Inc. (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of the Company’s Common Stock, par value $0.001 per share (the “Company Common Stock”) for $3.40 per share in cash, without interest (the “Consideration”), and upon consummation of the Offer, Merger Sub will be merged (the “Merger,” and together with the Offer, the “Transaction”) with and into the Company and each outstanding share of the Company Common Stock, other than shares not tendered and accepted pursuant to the Offer and Dissenting Shares (as defined in the Merger Agreement), shall be converted into the right to receive the Consideration. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Board of Directors has asked us whether, in our opinion, the Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock (other than Parent, Merger Sub and their respective affiliates).

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared and furnished to us by management of the Company;

(iii)	reviewed certain non-public projected financial data relating to the Company prepared by or at the direction of, and approved for our use by, management of the Company;

(iv)	discussed the past and current operations, financial projections and current financial condition of the Company with management of the Company (including their views on the risks and uncertainties of achieving such projections and the Company’s record of achieving its projections in the past);

(v)	reviewed the reported prices and the historical trading activity of the Company Common Stock;

(vi)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(vii)	compared the financial performance of the Company and the valuation multiples relating to the Transaction with those of certain other transactions that we deemed relevant;

(viii)	reviewed a draft of the Merger Agreement, dated August 6, 2016; and

(ix)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

55 EAST 52ND STREET NEW YORK, NY 10055                TEL: +1 (212) 857-3100    FAX: +1 (212) 857-3101

Letter to the Board of Directors of Monster Worldwide, Inc.

August 7, 2016

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to the Company referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company under the business assumptions reflected therein. We express no view as to any projected financial data relating to the Company or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the final executed Merger Agreement will not differ from the draft Merger Agreement reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or materially reduce the benefits to the holders of the Company Common Stock of the Transaction.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Stock, from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. We have assumed that any modification to the structure of the transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Company Common Stock or any business combination or other extraordinary transaction involving the Company. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to how any holder of shares of Company Common Stock should act in respect of the Transaction. We express no opinion herein as to the price at which shares of the Company will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. We will also be entitled to receive a success fee if the Offer is consummated. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date

Letter to the Board of Directors of Monster Worldwide, Inc.

August 7, 2016

hereof, we, Evercore Group L.L.C. and our affiliates, provided financial advisory services to the Company and received fees for the rendering of these services. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and Parent or Randstad Holding nv, the parent company of Parent, pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to the Company and Parent in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Parent and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of the shares of Company Common Stock (other than Parent, Merger Sub and their respective affiliates).

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Denis Bovin
Denis Bovin
Senior Advisor

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF

DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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